UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 2, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

[Translation]

(Securities Code: 8411)

June 2, 2008

To: Shareholders

Terunobu Maeda

President & CEO

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 6TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 6th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below, please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 3 through 4) and exercise your voting rights no later than 5:00 p.m. on Wednesday, June 25, 2008.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the Exercise of Voting Rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Thursday, June 26, 2008

2.	Place:	Hall A, Tokyo International Forum
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

1

3.	Purpose:

	Report Item 1:	Report on the Business Report for the 6th fiscal year (from April 1, 2007 to March 31, 2008), on the consolidated financial statements, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

	2:	Report on the non-consolidated financial statements for the 6th fiscal year (from April 1, 2007 to March 31, 2008)

Matters to be Resolved:

	Proposal 1:	Disposal of surplus

	Proposal 2:	Allotment of shares or fractions of a share without consideration

	Proposal 3:	Partial amendment to the Articles of Incorporation, Etc.

	Proposal 4:	Appointment of two (2) Directors

	Proposal 5:	Appointment of two (2) Corporate Auditors

	Proposal 6:	Revision of the remuneration of Directors and Corporate Auditors, and determination of the amount and specific details of stock option remuneration

	Proposal 7:	Grant of retirement allowances to the retiring Directors and the retiring Corporate Auditor, and payment of lump-sum retirement allowances to the Directors and the Corporate Auditor, due to the abolishment of the retirement allowances program for Directors and Corporate Auditors

– End of Notice –

*         *         *         *         *        *

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, you may arrange to do so by appointing as a proxy one of the shareholders holding and being entitled to use voting rights at this general meeting of shareholders, after submitting the document certifying the authority of such proxy.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders and the attached documents shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/investors/stock/meeting.html).

2

Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us by no later than 5:00 p.m. on Wednesday, June 25, 2008. No indication on the voting form of your approval or disapproval for any proposal shall be treated as an indication of approval.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights by no later than 5:00 p.m. on Wednesday, June 25, 2008 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required. The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

3

3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer (PDAs and game machines are not supported.)

§	Browser

Microsoft® Internet Explorer 5.5 or higher

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024×768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode”; “EZweb”; or “Yahoo! Keitai”. (Some phone types do not have this capability.)

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DoCoMo, Inc.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code®” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from tampering and interception.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., which was established by the Tokyo Stock Exchange, Inc., etc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

4

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals and Reference Matters:

Proposal 1: Disposal of surplus

The Company will place our management emphasis on ROE (Return on Equity) from the perspective of effective utilization of our capital and consider returning profits to our shareholders while maintaining and strengthening the capital base.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, in view of our consolidated financial results, the level of Retained Earnings and other factors, the Company, from the perspective of further returning profits to our shareholders, proposes the dividends from the surplus as follows.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to common stock, the Company proposes paying JPY ten thousand (10,000) per share, which is a JPY three thousand (3,000) increase over the previous fiscal year.

With respect to each class of preferred stock, the Company also proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common stock	JPY 10,000	JPY 113,922,908,400
Eleventh Series Class XI Preferred Stock	JPY 20,000	JPY 18,874,800,000
Thirteenth Series Class XIII Preferred Stock	JPY 30,000	JPY 1,100,700,000
Total	—	JPY 133,898,408,400

3.	Effective Date of Dividends from Surplus

June 26, 2008

5

Proposal 2: Allotment of shares or fractions of a share without consideration

With the implementation of the electronic share certificate system under the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlements of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) scheduled to be implemented as of January 2009, all listed shares are to become eligible for book-entry transfer. Since fractional shares will not be eligible for book-entry transfer and will no longer be handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, allotment of shares or fractions of a share without consideration to all the shareholders and the holders of fractional shares will be conducted pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No. 87 of 2005, the “Adjustment Law”), as set forth below. The allotment of shares or fractions of a share without consideration proposed in this Proposal 2 shall be subject to the approval of Proposal 3.

1.	Calculation method of numbers of shares and fractions of a share to be allotted to the shareholders and the holders of fractional shares

The same type of shares and fractions of a share will be respectively allotted to the shareholders and the holders of fractional shares who are registered or recorded in the register of shareholders, the register of beneficial shareholders or the register of fractional shares as of the end of the preceding day of the day on which the allotment of shares or fractions of a share without consideration becomes effective, as set forth below, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, without any additional consideration, and such allotment will be made at the rate of 999 shares per one (1) share, and 9.99 shares per every 0.01 of a share.

2.	Day on which the allotment of shares or fractions of a share without consideration becomes effective

The allotment of shares or fractions of a share without consideration is to become effective on the preceding day of the date the Settlement Rationalization Law becomes effective.

6

Proposal 3: Partial amendment to the Articles of Incorporation, Etc.

Because fractional shares will no longer be handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, as set forth in Proposal 2, in addition to abolishing the fractional share system as described in Proposal 2, partial amendment to the Articles of Incorporation and partial amendment to the Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock, which are outstanding, will be made, as set forth below, pursuant to Article 88, Paragraph 5 of the Adjustment Law, in order to adopt the unit share system. In addition, in conjunction with such amendment, necessary amendments to prepare for the adoption of the electronic public notice system and the implementation of the electronic share certificate system will be made. The partial amendment to the Articles of Incorporation and the partial amendment to each of the Terms and Conditions of the preferred stock proposed in this Proposal 3 shall become effective on the respective effective dates stipulated in the supplementary provisions of each proposed amendment, subject to the approval of Proposal 2.

In order to lower the minimum investment amount to one-tenth (1/10) in conjunction with the adoption of the unit share system, the Company has resolved, at the meeting of the Board of Directors held on May 15, 2008, to make an amendment to the Articles of Incorporation, with which the number of shares constituting one (1) unit of shares will be reduced from 1,000 to 100 pursuant to Article 195 of the Company Law, subject to the approval of Proposal 2 and this Proposal 3 and being the effective date the day preceding the date the Settlement Rationalization Law becomes effective. Therefore, the number of shares constituting one (1) unit of shares under Article 9 of the proposed amendments to the Articles of Incorporation, which is 1,000 by the application of Article 88, Paragraph 5, Item 1 of the Adjustment Law, will become 100, with respect to the common stock and each class of preferred stock, on the day preceding the date the Settlement Rationalization Law becomes effective.

[Proposed Amendments to the Articles of Incorporation]

(1)	Pursuant to Article 88, Paragraph 5, Item 2 of the Adjustment Law, as of the day the allotment of shares or fractions of a share without consideration becomes effective, the total number of shares of the Company authorized to be issued and the total number of shares in each share class of the Company authorized to be issued will be respectively changed to numbers obtained by multiplying the number of shares constituting one (1) unit of shares as described in (2) below to the total number of shares of the Company authorized to be issued or the total number of shares in each share class of the Company authorized to be issued as of the day preceding the date of the allotment of shares or fractions of a share without consideration becomes effective. Prior to this change, with the acquisition and cancellation of all the shares of common stock of the Company held by its subsidiary as of May 28, 2007, and with the partial acquisition of the shares of common stock of the Company during the period commencing on August 16, 2007 and ending on September 6, 2007, followed by the cancellation thereof as of September 28, 2007, the number of such shares will be reduced from the total number of shares of the Company authorized to be issued and the total number of shares in such share class (common stock) of the Company authorized to be issued set forth in Article 6 of the current Articles of Incorporation (Article 6 of the proposed amendments to the Articles of Incorporation, and Article 1, Paragraphs 2 and 3 of the supplementary provisions of the proposed amendments to the Articles of Incorporation).

7

(2)	Pursuant to Article 88, Paragraph 5, Item 1 of the Adjustment Law, an amendment with respect to all the respective share classes of the Company stating to the effect that the number of shares constituting one (1) unit of shares will be 1,000, as well as an amendment prescribing the establishment of provisions concerning the rights, etc., of shares constituting less than one (1) unit, and necessary amendments required by such amendments will be made (Articles 9, 10, 11 and a portion concerning the shares constituting less than one (1) unit in Article 14 of the proposed amendments to the Articles of Incorporation).

(3)	With the abolishment of the fractional share system, the provisions concerning fractional shares will be deleted (Article 9, Article 11, Paragraph 4, and a portion concerning the fractional shares in Articles 12 through 15 and Articles 52 and 53 of the current Articles of Incorporation).

(4)	Pursuant to Article 88, Paragraph 5, Item 3 of the Adjustment Law, with respect to the rights and benefits of the preferred stock, of which certain amounts or quantities are stipulated, including dividends from surplus and distribution of residual assets, the stipulated amounts or quantities will be changed to amounts or quantities obtained by dividing such amounts or quantities by the number of shares constituting one (1) unit of shares described in (2) above (portions concerning the cash amount in Articles 15 and 17, and Article 22 of the proposed amendments to the Articles of Incorporation).

(5)	In addition to the foregoing, amendments to the method of public notice brought about by the adoption of the electronic public notice system (Article 5 of the proposed amendments to the Articles of Incorporation) and necessary amendments to prepare for the implementation of the electronic share certificate system (Article 12 and a portion concerning share certificates in Article 14 of the proposed amendments to the Articles of Incorporation) will be made. Also, other necessary amendments, including renumbering of the articles, will be made.

(6)	The supplementary provisions of the proposed amendments to the Articles of Incorporation will stipulate the effective date concerning the aforementioned amendments.

8

The substance of these amendments is set forth below.

(Changes are indicated by underline.)

	Current Articles of Incorporation	Proposed Amendments
Article 5. (Method of Public Notices) Public notices by the Company shall be given in the Nihon Keizai Shimbun.

Article 5.

(Method of Public Notices)

Public notices by the Company shall be given by electronic public notices; provided, however, that in the case where an electronic public notice is impracticable due to an accident or any other unavoidable reason, the same public notice of the Company may be given in the Nihon Keizai Shimbun.

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,266,700 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 28,790,759,000 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock: Class XI preferred stock: Class XII preferred stock: Class XIII preferred stock:	24,868,200 shares 1,398,500 shares 1,500,000 shares 1,500,000 shares	Common stock: Class XI preferred stock: Class XII preferred stock: Class XIII preferred stock:	24,392,259,000 shares 1,398,500,000 shares 1,500,000,000 shares 1,500,000,000 shares

Article 7. (Issuance of Share Certificates)
	The Company shall issue share certificates representing its issued stock.	(No change.)

Article 9. (Additional Purchase of Fractional Shares)
	As provided for in the Share Handling Regulations, any holder of fractional share shall be entitled to demand that the Company sell to the holder of fractional share the fraction of a share that would, together with the fractional share owned by such holder of fractional share, constitute one share.	(Deleted.)

Article 9. (Number of Shares Constituting one (1) Unit of Shares)
	(Newly established.)	The number of shares constituting one (1) unit of shares of the Company shall be one thousand (1,000) with respect to the common stock and each class of preferred stock, respectively.

Article 10. (Rights Pertaining to Shares Constituting Less Than One (1) Unit)
(Newly established.)

A shareholder of the Company may not exercise any rights, except for the rights set forth below (excluding the rights which may not be exercised as the rights pertaining to shares constituting one (1) unit of shares), with respect to shares constituting less than one (1) unit held by such shareholder:

1. The rights provided for in each item of Article 189, Paragraph 2 of the Law;

2. The right to make a request pursuant to Article 166, Paragraph 1 of the Law;

3. The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by such shareholder; and

4. The right to make a request provided for in the following Article.

9

Current Articles of Incorporation	Proposed Amendments
Article 11. (Additional Purchase of Shares Constituting Less Than One (1) Unit)
(Newly established.)	A shareholder of the Company may request the Company to sell to such shareholder a number of shares which will, when combined with the shares constituting less than one (1) unit already held by such shareholder, constitute one (1) unit of shares pursuant to the Share Handling Regulations.

Article 10. (Record Date)	Article 12. (Record Date)
1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.	1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	2. (No change.)

Article 11. (Shareholder Register Manager, etc.)	Article 13. (Shareholder Register Manager)
1. The Company shall appoint a shareholder register manager.	1. (No change.)

2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto.	2. (No change.)

3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company.	3. (No change.)

4. The Company shall appoint a transfer agent with respect to fractional shares, to which the preceding two (2) paragraphs shall apply mutatis mutandis.	(Deleted.)

10

Current Articles of Incorporation	Proposed Amendments

Article 12.

(Share Handling Regulations)

Denominations of share certificates of the Company and, an entry, whether written or electronic, in the register of shareholder and the register of fractional share, a purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 14.

(Share Handling Regulations)

An entry, whether written or electronic, in the register of shareholder, a purchase and additional purchase of shares constituting less than one (1) unit, and other operations relating to shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share per year

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share per year

Article 15.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 54, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 16 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50 yen per share per year

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100 yen per share per year

2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.	2. (No change.)

3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.	3. (No change.)

11

Current Articles of Incorporation	Proposed Amendments

Article 14.

(Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock.

Article 16.

(Preferred Stock Interim Dividends)

In respect of interim dividends provided for in Article 55, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the “Preferred Stock Interim Dividends” in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

Article 15.

(Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000,000 yen per share

Article 17.

(Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000 yen per share

2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.	2. (No change.)

Article 16. to Article 19. (Omitted.)	Article 18. to Article 21. (No change.)

Article 20.

(Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company; provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

Article 22.

(Mandatory Acquisition of Preferred Stock)

1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Acquisition Date”) and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of a share of the common stock of the Company (with respect to the Eleventh Series of Class XI preferred stock, 1,000 yen; the same shall apply hereinafter); provided, however, that such current market price of a share of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, and by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	2. (No change.)

3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	3. (No change.)

12

Current Articles of Incorporation	Proposed Amendments
Article 21. to Article 28. (Omitted.)	Article 23. to Article 30. (No change.)

Article 29. (General Meetings of Holders of Classes of Stock)	Article 31. (General Meetings of Holders of Classes of Stock)
1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of holders of classes of stock shall be adopted by an affirmative vote of a majority of the voting rights held by the holders present at the meeting who are entitled to exercise their voting rights.	1. (No change.)

2. Resolutions provided for in Article 324, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the holders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the holders entitled to exercise their voting rights.	2. (No change.)

3. The provisions of Articles 23 through 25 and 27 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	3. The provisions of Articles 25 through 27 and 29 and the preceding Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 30. to Article 51. (Omitted.)	Article 32. to Article 53. (No change.)

Article 52.

(Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)

Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional shares appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.

Article 54.

(Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)

Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year.

Article 53.

(Interim Dividends)

The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.

Article 55.

(Interim Dividends)

The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year.

13

Current Articles of Incorporation	Proposed Amendments
Article 54. (Prescription for Payment of Dividends) (Omitted.)	Article 56. (Prescription for Payment of Dividends) (No change.)

SUPPLEMENTARY PROVISIONS

Article 1. (Effective Date)
(Newly established.)	1. Amendments in relation to Article 6, Articles 9 through 11, Articles 13 through 17 (but with respect to Article 14, only the amended portion concerning the register of fractional shares, fractional shares and shares constituting less than one (1) unit), Article 22, Article 31, Article 54 and Article 55 of the Articles of Incorporation, the deletion of Article 9 of the Articles of Incorporation prior to the amendment, and the renumbering of the articles in conjunction with these amendments shall become effective on the day preceding the day on which the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) is enforced.

2. The provisions of Article 6 of the Articles of Incorporation prior to the amendment shall be amended as set forth below and such amendments shall apply until the effective date set forth in the preceding paragraph.

Article 6.

(Total Number of Authorized Shares)

The total number of shares that the Company is authorized to issue shall be 28,790,759 shares, and each total number of the classes of shares that the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares that the Company is authorized to issue shall be reduced by the number of shares so canceled:

	Common stock:	24,392,259 shares
	Class XI preferred stock:	1,398,500 shares
	Class XII preferred stock:	1,500,000 shares
	Class XIII preferred stock:	1,500,000 shares

(Newly established.)	3. In the case where a cancellation of shares, as set forth in the proviso of Article 6 of the immediately preceding paragraph, is made before the effective date set forth in Paragraph 1, the number of shares so cancelled multiplied by one thousand (1,000) will be reduced from the total number of shares of the Company authorized to be issued and from the total number of shares in the relevant share class of the Company authorized to be issued as provided for in Article 6 of the Articles of Incorporation (i.e., Article 6 of the Articles of Incorporation which will become effective on the effective date stipulated in Paragraph 1).

4. Amendments to Article 12 and Article 14 (but with respect to Article 14, only the amended portion concerning share certificates) of the Articles of Incorporation shall become effective on the date the Settlement Rationalization Law becomes effective.

5. Amendments to Article 5 of the Articles of Incorporation and Paragraph 2 of this Article shall become effective when the proposed amendments to the Articles of Incorporation are approved at the sixth (6th) ordinary general meeting of shareholders.

Article 2. (Issuance of Share Certificates)
In accordance with Article 6, Paragraph 1 of the supplementary provisions of the Settlement Rationalization Law, it is deemed to have been resolved that the Articles of Incorporation would be amended in order to abolish the provision of the Articles of Incorporation that the Company issue share certificates, of which the effective date being the date such Law becomes effective. Accordingly, the provisions of Article 7 of the Articles of Incorporation shall be abolished after such Law becomes effective.

Article 3. (Miscellaneous)
These supplementary provisions shall be deleted after the Settlement Rationalization Law becomes effective.

14

[Proposed Amendments to the Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock]

(1)	Pursuant to Article 88, Paragraph 5, Item 3 of the Adjustment Law, with respect to the rights and benefits of the preferred stock, of which certain amounts or quantities are stipulated, including dividends from surplus and distribution of residual assets, such amount or quantity will be changed to the amount or quantity obtained by dividing such amount or quantity by the number of shares constituting one (1) unit of shares described in (2) of “Proposed Amendments to the Articles of Incorporation” above (provisions concerning “Preferred Stock Dividends”, “Distribution of Residual Assets”, “Right of Request for Acquisition” and “Mandatory Acquisition” in the proposed amendments to the Terms and Conditions of the Eleventh Series of Class XI preferred stock, and provisions concerning “Preferred Stock Dividends”, “Distribution of Residual Assets” and “Provisions for Acquisition” in the proposed amendments to the Terms and Conditions of the Thirteenth Series of Class XIII preferred stock).

(2)	With the abolishment of the fractional share system, the provisions concerning fractional shares will be deleted, and necessary amendments will be made (a portion concerning the fractional shares in the current Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock).

(3)	In addition to the foregoing, necessary amendments for the preparation for the implementation of the electronic share certificate system (provisions concerning “Right of Request for Acquisition, (F) Effectiveness of Request for Acquisition” in the proposed amendments to the Terms and Conditions of the Eleventh Series of Class XI preferred stock) will be made. Also, with the amendments to the Articles of Incorporation proposed in this proposal, other necessary amendments, including renumbering of the referred articles of the Articles of Incorporation, will be made.

(4)	The respective supplementary provisions of the Terms and Conditions of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock will stipulate the effective date, etc., concerning the aforementioned amendments.

The content of the Terms and Conditions of Issuance of the Eleventh Series of Class XI preferred stock and of the Thirteenth Series of Class XIII preferred stock was determined by the resolution of the Board of Directors upon the issuance of the relevant preferred stock. However, after the issuance of such classes of preferred stock, the Terms and Conditions of Issuance would be deemed as substantively included in the Articles of Incorporation of the Company. Therefore, amendments to such Terms and Conditions will be made in accordance with the procedures for making amendments to the Articles of Incorporation.

15

The substance of these amendments is set forth below.

(Changes are indicated by underline.)

Current Terms and Conditions	Proposed Amendments
The Eleventh Series of Class XI preferred stock

(10) Preferred Stock Dividends

(A) Eleventh Series of Class XI Preferred Stock Dividends

In case the Company makes dividends from its surplus as provided for in Article 52 of the Articles of Incorporation, the Company shall distribute such dividends on the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Dividends”) by cash in such amount per share of the Eleventh Series of Class XI Preferred Stock as provided for in (B) below to shareholders of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Shareholders of the Eleventh Series of Class XI Preferred Stock”) or registered stock pledgees in respect of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Registered Eleventh Series of Class XI Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Eleventh Series of Class XI Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(10) Preferred Stock Dividends

(A) Eleventh Series of Class XI Preferred Stock Dividends

In case the Company makes dividends from its surplus as provided for in Article 54 of the Articles of Incorporation, the Company shall distribute such dividends on the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Dividends”) by cash in such amount per share of the Eleventh Series of Class XI Preferred Stock as provided for in (B) below to shareholders of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Shareholders of the Eleventh Series of Class XI Preferred Stock”) or registered stock pledgees in respect of the Eleventh Series of Class XI Preferred Stock (hereinafter referred to as the “Registered Eleventh Series of Class XI Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Eleventh Series of Class XI Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

16

Current Terms and Conditions	Proposed Amendments

(B) Amount of Preferred Stock Dividends

20,000 yen per share per year.

(C) Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 53 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Eleventh Series of Class XI Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Interim Dividends”) to the Shareholders of Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock.

(B) Amount of Preferred Stock Dividends

20 yen per share per year.

(C) Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 55 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Eleventh Series of Class XI Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Eleventh Series of Class XI Preferred Stock Interim Dividends”) to the Shareholders of Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

(D) Non-cumulative clause

In any given business year, if all or a part of the Eleventh Series of Class XI Preferred Stock Dividends have not been paid to the Shareholders of the Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.

(D) Non-cumulative clause (Unchanged)

(E) Non-participation clause

The Company shall not distribute dividends from its surplus to any Shareholder of the Eleventh Series of Class XI Preferred Stock or any Registered Eleventh Series of Class XI Preferred Stock Pledgee, in excess of the amount of the relevant Eleventh Series of Class XI Preferred Stock Dividends.

(E) Non-participation clause (Unchanged)

(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000,000 yen per share of the Eleventh Series of Class XI Preferred Stock to the Shareholders of the Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock. No distribution of residual assets other than the distribution provided for in the preceding sentence shall be made to any Shareholder of the Eleventh Series of Class XI Preferred Stock or any Registered Eleventh Series of Class XI Preferred Stock Pledgee.

(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000 yen per share of the Eleventh Series of Class XI Preferred Stock to the Shareholders of the Eleventh Series of Class XI Preferred Stock or Registered Eleventh Series of Class XI Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees. No distribution of residual assets other than the distribution provided for in the preceding sentence shall be made to any Shareholder of the Eleventh Series of Class XI Preferred Stock or any Registered Eleventh Series of Class XI Preferred Stock Pledgee.

17

Current Terms and Conditions	Proposed Amendments

(14) Right of Request for Acquisition

(A) Period During Which a Request for Acquisition May be Made

The period during which any Shareholder of the Eleventh Series of Class XI Preferred Stock may request the Company to acquire the Eleventh Series of Class XI Preferred Stock shall be the period from July 1, 2008 through June 30, 2016.

(14) Right of Request for Acquisition (A) Period During Which a Request for Acquisition May be Made (Unchanged)

(B) Conditions for Acquisition

During the period provided for in (A) above, any Shareholder of the Eleventh Series of Class XI Preferred Stock may request the Company to deliver common stock in the number calculated by the formula provided for in (C) below, at the acquisition price per share of the Eleventh Series of Class XI Preferred Stock calculated pursuant to (a) through (c) below, in exchange for acquisition by the Company of such Preferred Stock.

(B) Conditions for Acquisition (Unchanged)

(a) Initial Acquisition Price

The initial acquisition price shall be the current market price of a share of the common stock as of July 1, 2008; provided, however, that, if the acquisition price so calculated is less 50,000 yen, the relevant acquisition price shall be 50,000 yen. The “current market price” set forth above shall mean the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to July 1, 2008, and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

(a) Initial Acquisition Price (Unchanged)

(b) Reset of Acquisition Price

If the current market price of a share of the common stock on July 1 of each year from and including July 1, 2009 up to and including July 1, 2015 (each, hereinafter referred to as the “Acquisition Price Reset Date”) is less than the acquisition price in effect on the date immediately preceding the relevant Acquisition Price Reset Date, the acquisition price shall be reset to the relevant current market price which shall become effective as of the relevant Acquisition Price Reset Date; provided, however, that if the relevant current market price is less than the amount equivalent to 60% of the initial acquisition price (such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen; however, subject to any adjustment in accordance with (c) below) or 50,000 yen, then the acquisition price after reset shall be the higher of either such amounts (hereinafter referred to as the “Acquisition Floor Price”). The “current market price” set forth above shall mean the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the relevant Acquisition Price Reset Date, and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

(b) Reset of Acquisition Price

If the current market price of a share of the common stock on July 1 of each year from and including July 1, 2009 up to and including July 1, 2015 (each, hereinafter referred to as the “Acquisition Price Reset Date”) is less than the acquisition price in effect on the date immediately preceding the relevant Acquisition Price Reset Date, the acquisition price shall be reset to the relevant current market price which shall become effective as of the relevant Acquisition Price Reset Date; provided, however, that if the relevant current market price is less than the amount equivalent to 60% of the initial acquisition price (such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen; however, subject to any adjustment in accordance with (c) below) or fifty (50) yen, then the acquisition price after reset shall be the higher of either such amounts (hereinafter referred to as the “Acquisition Floor Price”). The “current market price” set forth above shall mean the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the relevant Acquisition Price Reset Date, and such calculation shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

18

Current Terms and Conditions	Proposed Amendments
(c) Adjustment of Acquisition Price	(c) Adjustment of Acquisition Price

I   After the issuance of the Eleventh Series of Class XI Preferred Stock, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in any of the following events. The calculation using the Acquisition Price Adjustment Formula shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen.

I   After the issuance of the Eleventh Series of Class XI Preferred Stock, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in any of the following events. The calculation using the Acquisition Price Adjustment Formula shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	×	Number of shares of common stock already issued	+	Number of shares of common stock to be newly issued	× Subscription money per share	Acquisition price after adjustment	=	Acquisition price before adjustment	×	Number of shares of common stock already issued	+	Number of shares of common stock to be newly issued	× Subscription money per share
							Current market price per share								Current market price per share
				Number of shares of common stock already issued		+	Number of shares of common stock to be newly issued					Number of shares of common stock already issued		+	Number of shares of common stock to be newly issued

(i)     In the event that the Company issues common stock in an amount of a subscription money less than the current market price to be applied to the Acquisition Price Adjustment Formula (including the case where the Company disposes of its treasury stock), then the acquisition price after adjustment shall become effective as of the date immediately following the payment date, or if the record date for the offering is fixed, as of the date immediately following such record date. The number of shares of treasury stock to be disposed of shall be added to the “Number of shares of common stock to be newly issued” in the Acquisition Price Adjustment Formula.

(i) (Unchanged)

19

Current Terms and Conditions	Proposed Amendments

(ii)    In the event that the Company issues common stock by way of a stock split or a free allotment of common stock (including the case where the Company disposes of its treasury stock), the acquisition price after adjustment shall become effective as of the date immediately following the record date for the stock split or the free allotment of common stock; provided, however, that, if (x) the Board of Directors resolves that the stock split or the free allotment of common stock (including the cases where the Company disposes of its treasury stock) shall be made by an increase of stated capital by virtue of the reduction of the amount of surplus, and (y) the record date for the stock split or the free allotment of common stock shall fall on or prior to the date of the closing of the general meeting of shareholders held to approve such increase of the stated capital, then the acquisition price after adjustment shall become effective as of the date immediately following the date of the closing of the relevant general meeting of the shareholders at which such increase of the stated capital is approved.

(ii) (Unchanged)

(iii)  In the event that the Company issues (x) any stock that the holder thereof may request the Company to acquire in exchange for delivery of common stock in a number per share of such stock as shall be obtained by dividing (a) the subscription money per share of such stock by (b) the price less than the current market price to be applied to the Acquisition Price Adjustment Formula, or (y) securities (interests) to exercise stock acquisition rights, where the sum of the (a) subscription money for the offered stock acquisition rights and (b) the value of properties to be contributed upon exercise of such stock acquisition rights shall be less than the current market price to be applied to the Acquisition Price Adjustment Formula, then the acquisition price after adjustment shall become effective as of the date immediately following the payment date or the allotment date of the relevant securities (interests) or, if the record date for the offering is fixed, as of the date immediately following such record date, on the assumption that the common stock has been delivered in exchange for the acquisition of the entire amount of the securities (interests) to be issued or that all of the stock acquisition rights have been exercised as of the payment date or the allotment date or as of the close of such record date. For the purpose of any adjustment thereafter, the number of shares to be obtained upon such assumption shall be added to the “Number of shares of common stock already issued” to the extent that such assumed number of shares exceeds the number of shares actually issued upon request for acquisition or upon exercise of the stock acquisition rights (which shall be also applied to (iv) below).

(iii) (Unchanged)

20

Current Terms and Conditions	Proposed Amendments

(iv)   In the event that (x) the Company issues any stock that the holder thereof may request the Company to acquire in exchange for delivery of common stock or securities (interests) to exercise stock acquisition rights, at an acquisition price or exercise price that is to be fixed, not on the payment date or the allotment date, but on a certain date after the payment date or the allotment date (hereinafter referred to as the “Price Fix Date”), based on the then current market price, and (y) either (a) the acquisition price so fixed or (b) the sum of the subscription money for the offered stock acquisition rights and the value of the properties to be contributed upon exercise of such stock acquisition rights is less than the current market price to be applied to the Acquisition Price Adjustment Formula, then the acquisition price after adjustment shall be effective as of the date immediately following the relevant Price Fix Date, on the assumption that the common stock has been delivered in exchange for the acquisition of the entire amount of the securities (interests) then outstanding or that all of the stock acquisition rights have been exercised as of the relevant Price Fix Date.

(iv) (Unchanged)

II    In addition to the events set forth in I above, if an adjustment of the acquisition price is required by virtue of any amalgamation or merger, reductions in amount of stated capital, or consolidation of common stock, etc., then the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

II (Unchanged)

III  The “Current market price per share” in the Acquisition Price Adjustment Formula shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (however, in the case of the proviso to I (ii) above, the record date), and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. If any of the events of adjustment of the acquisition price as set forth in I or II above occurs during the above forty-five (45) trading day period, the current market price (the relevant average price) to be applied to the Acquisition Price Adjustment Formula shall be adjusted to such amount as the Board of Directors of the Company determines appropriate.

III  The “Current market price per share” in the Acquisition Price Adjustment Formula shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (however, in the case of the proviso to I (ii) above, the record date), and such calculation shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen. If any of the events of adjustment of the acquisition price as set forth in I or II above occurs during the above forty-five (45) trading day period, the current market price (the relevant average price) to be applied to the Acquisition Price Adjustment Formula shall be adjusted to such amount as the Board of Directors of the Company determines appropriate.

21

Current Terms and Conditions	Proposed Amendments

IV  The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula shall be the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of shares of common stock already issued” in the Acquisition Price Adjustment Formula shall be the number of shares of common stock of the Company issued and outstanding on the record date, if fixed, or if such date is not fixed, on the date one (1) month prior to the date on which the acquisition price after adjustment is to become effective. The number of shares of treasury stock to be disposed of shall be deducted from the “Number of shares of common stock already issued” in the Acquisition Price Adjustment Formula.

IV (Unchanged)

V    The “Subscription money per share” in the Acquisition Price Adjustment Formula shall be as follows:

(i)     In the event that the Company issues common stock (or disposes of its treasury stock) in an amount of a subscription money (or at a disposal price) less than the current market price set forth in I (i), then the relevant subscription money or disposal price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration);

(ii)    In the event that the Company issues common stock by way of a stock split or a free allotment of common stock (including the case where the Company disposes of its treasury stock), then zero (0) yen;

(iii)  In the event that the Company issues (x) any stock that the holder thereof may request the Company to acquire in exchange for delivery of common stock in such a number as shall be obtained by dividing (a) the subscription money per share of such stock by (b) the price less than the current market price set forth in I (iii) above, or (y) securities (interests) to exercise stock acquisition rights with the terms and conditions set forth in I (iii) above, then the relevant acquisition price, or the sum of (a) the subscription money for the relevant offered stock acquisition rights and (b) the value of properties to be contributed upon exercise of such stock acquisition rights; and

(iv)   In the event of I (iv) above, the acquisition price fixed on the Price Fix Date, or the sum of the (a) subscription money for the offered stock acquisition rights and (b) the value of properties to be contributed upon exercise of such stock acquisition rights.

V (Unchanged)

22

Current Terms and Conditions	Proposed Amendments
(C) Number of Shares of Common Stock to be Delivered in Exchange for Acquisition	(C) Number of Shares of Common Stock to be Delivered in Exchange for Acquisition
The number of shares of the common stock to be delivered in exchange for acquisition of the Eleventh Series of Class XI Preferred Stock shall be as follows:	The number of shares of the common stock to be delivered in exchange for acquisition of the Eleventh Series of Class XI Preferred Stock shall be as follows:

Number of share of common stock to be delivered in exchange for acquisition	=	Aggregate subscription money for the Eleventh Series of Class XI Preferred Stock submitted by their holders in order to make request for acquisition	Number of share of common stock to be delivered in exchange for acquisition	=	Number of shares of the Eleventh Series of Class XI Preferred Stock submitted by their holders in order to make request for acquisition	×	1,000
		Acquisition price			Acquisition price

The calculation of the number of shares of the common stock to be delivered in exchange for the acquisition shall be made to units of thousandth (1/1000) of shares, by rounding up to the nearest hundredth (1/100) of one share.

The calculation of the number of shares of the common stock to be delivered in exchange for the acquisition shall be made to units of one (1) share, by rounding up to the nearest ten (10) shares.
(D) Kind of Shares to be Issued upon Request for Acquisition Common stock of the Company.	(D) Kind of Shares to be Issued upon Request for Acquisition (Unchanged)

(E)   Places Where the Request for Acquisition May be Made Shareholder Register Manager:

Mizuho Trust & Banking Co., Ltd.

2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Handling Office:

Stock Transfer Agency Department of the Head Office of Mizuho Trust & Banking Co., Ltd.

2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Liaison Offices:

All branches in Japan of Mizuho Trust & Banking Co., Ltd.

Head office and all branches in Japan of Mizuho Investors Securities

(E) Places Where the Request for Acquisition May be Made (Unchanged)

(F)    Effectiveness of Request for Acquisition

The request for acquisition shall be effective concurrently with arrival of the request for acquisition and the certificates for the Eleventh Series of Class XI Preferred Stock concerned at the places where the request for acquisition may be made as provided for in (E) above; provided, however, that if no share certificates have been issued for the Eleventh Series of Class XI Preferred Stock, then submission of share certificates shall not be required.

(F)    Effectiveness of Request for Acquisition

The request for acquisition shall be effective concurrently with arrival of the request for acquisition at the places where the request for acquisition may be made as provided for in (E) above.

23

Current Terms and Conditions	Proposed Amendments

(15) Mandatory Acquisition

The Company may acquire, as of July 1, 2016 (hereinafter referred to as the “Mandatory Acquisition Date”), any of the Eleventh Series of Class XI Preferred Stock, in respect of which a request for acquisition has not been made until June 30, 2016, and instead, the Company shall deliver its own common stock to Shareholders of the Eleventh Series of Class XI Preferred Stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the Eleventh Series of Class XI Preferred Stock shall be obtained by dividing the amount equivalent to the subscription money per share of the Eleventh Series of Class XI Preferred Stock by the current market price of a share of the common stock of the Company. The “current market price” set forth above shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of ten (10) yen, by rounding up to the nearest 100 yen when equal to or more than fifty (50) yen and disregarding amounts less than fifty (50) yen. In this case, if the relevant current market price is less than the Acquisition Floor Price (provided, however, that if the Acquisition Floor Price is less than 50,000 yen, then 50,000 yen), the number of shares of common stock referred to in the preceding sentence shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per share of the Eleventh Series of Class XI Preferred Stock by the Acquisition Floor Price; provided, however, that if the acquisition price is adjusted prior to the Mandatory Acquisition Date in accordance with (14)(B)(c) above, the Acquisition Floor Price shall be adjusted in the same manner. In the calculation of the number of shares of common stock provided for in the foregoing, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Company Law.

(15) Mandatory Acquisition

The Company may acquire, as of July 1, 2016 (hereinafter referred to as the “Mandatory Acquisition Date”), any of the Eleventh Series of Class XI Preferred Stock, in respect of which a request for acquisition has not been made until June 30, 2016, and instead, the Company shall deliver its own common stock to Shareholders of the Eleventh Series of Class XI Preferred Stock. In this case, the number of shares of the common stock to be delivered in exchange for the acquisition of one (1) share of the Eleventh Series of Class XI Preferred Stock shall be obtained by dividing 1,000 yen by the current market price of a share of the common stock of the Company. The “current market price” set forth above shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of 0.01 yen, by rounding up to the nearest 0.1 yen when equal to or more than 0.05 yen and disregarding amounts less than 0.05 yen. In this case, if the relevant current market price is less than the Acquisition Floor Price (provided, however, that if the Acquisition Floor Price is less than fifty (50) yen, then fifty (50) yen), the number of shares of common stock referred to in the preceding sentence shall not exceed the number of shares obtained by dividing 1,000 yen by the Acquisition Floor Price; provided, however, that if the acquisition price is adjusted prior to the Mandatory Acquisition Date in accordance with (14)(B)(c) above, the Acquisition Floor Price shall be adjusted in the same manner. In the calculation of the number of shares of common stock provided for in the foregoing, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Company Law.

24

Current Terms and Conditions	Proposed Amendments
Supplementary Provision

(Newly established)

Any amendment pursuant to the resolution of the 6th ordinary general meeting of shareholders of the Company (other than any amendment to “Right of Request for Acquisition, (F) Effectiveness of Request for Acquisition”) shall take effect on the day immediately preceding the date the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) becomes effective, and any amendment to “Right of Request for Acquisition, (F) Effectiveness of Request for Acquisition” shall take effect on the date the Settlement Rationalization Law becomes effective.

This Supplementary Provision shall be deleted on the day immediately after the Settlement Rationalization Law becomes effective.

The Thirteenth Series of Class XIII preferred stock

(10) Preferred Stock Dividends

(A) Thirteenth Series of Class XIII Preferred Stock Dividends

In case the Company makes dividends from its surplus as provided for in Article 52 of the Articles of Incorporation, the Company shall distribute such dividends on the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Dividends”) by cash in such amount per share of the Thirteenth Series of Class XIII Preferred Stock as provided for in (B) below to shareholders of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Shareholders of the Thirteenth Series of Class XIII Preferred Stock”) or registered stock pledgees in respect of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Registered Thirteenth Series of Class XIII Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Thirteenth Series of Class XIII Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(10) Preferred Stock Dividends

(A) Thirteenth Series of Class XIII Preferred Stock Dividends

In case the Company makes dividends from its surplus as provided for in Article 54 of the Articles of Incorporation, the Company shall distribute such dividends on the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Dividends”) by cash in such amount per share of the Thirteenth Series of Class XIII Preferred Stock as provided for in (B) below to shareholders of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Shareholders of the Thirteenth Series of Class XIII Preferred Stock”) or registered stock pledgees in respect of the Thirteenth Series of Class XIII Preferred Stock (hereinafter referred to as the “Registered Thirteenth Series of Class XIII Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”) or registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”); provided, however, that in the case where all or a part of the Thirteenth Series of Class XIII Preferred Stock Interim Dividends provided for in (C) below have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

25

Current Terms and Conditions	Proposed Amendments
(B) Amount of Preferred Stock Dividends 30,000 yen per share per year.	(B) Amount of Preferred Stock Dividends 30 yen per share per year.

(C) Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 53 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Interim Dividends”) to the Shareholders of Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock.

(C) Preferred Stock Interim Dividends

In case the Company makes interim dividends as provided for in Article 55 of the Articles of Incorporation, the Company shall distribute dividends from its surplus by cash in one half (1/2) of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends provided for in (B) above (hereinafter referred to as the “Thirteenth Series of Class XIII Preferred Stock Interim Dividends”) to the Shareholders of Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees.

(D) Non-cumulative clause

In any given business year, if all or a part of the Thirteenth Series of Class XIII Preferred Stock Dividends have not been paid to the Shareholders of the Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.

(D) Non-cumulative clause (Unchanged)

(E) Non-participation clause

The Company shall not distribute dividends from its surplus to any Shareholder of the Thirteenth Series of Class XIII Preferred Stock or any Registered Thirteenth Series of Class XIII Preferred Stock Pledgee, in excess of the amount of the relevant Thirteenth Series of Class XIII Preferred Stock Dividends.

(E) Non-participation clause (Unchanged)

(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000,000 yen per share of the Thirteenth Series of Class XIII Preferred Stock to the Shareholders of the Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional shares in respect of common stock. No distribution of residual assets, other than the distribution provided for in the preceding sentence, shall be made to any Shareholder of the Thirteenth Series of Class XIII Preferred Stock or any Registered Thirteenth Series of Class XIII Preferred Stock Pledgee.

(11) Distribution of Residual Assets

In case the Company makes a distribution of residual assets, the Company shall pay 1,000 yen per share of the Thirteenth Series of Class XIII Preferred Stock to the Shareholders of the Thirteenth Series of Class XIII Preferred Stock or Registered Thirteenth Series of Class XIII Preferred Stock Pledgees in priority to the Shareholders of Common Stock or Registered Common Stock Pledgees. No distribution of residual assets, other than the distribution provided for in the preceding sentence, shall be made to any Shareholder of the Thirteenth Series of Class XIII Preferred Stock or any Registered Thirteenth Series of Class XIII Preferred Stock Pledgee.

26

Current Terms and Conditions	Proposed Amendments

(14) Provisions for Acquisition

On or after April 1, 2013, the Company may acquire, at the acquisition price as set forth below, all or a part of the Thirteenth Series of Class XIII Preferred Stock on the date separately determined by a resolution of a general meeting of shareholders. Partial acquisition shall be made by way of lot or pro rata allocation. The acquisition price shall be 1,000,000 yen per share plus an amount equivalent to any accrued dividends. The “amount equivalent to any accrued dividends” set forth above shall be an amount per day of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends during the period from and including the initial date of the business year to which the acquisition date belongs up to and including the acquisition date, and such calculation shall be made to units of 0.1 yen, by rounding up to the nearest one (1) yen when equal to or more than 0.5 yen and disregarding amounts less than 0.5 yen; provided, however, that in the case where the Thirteenth Series of Class XIII Preferred Stock Interim Dividends have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

(14) Provisions for Acquisition

On or after April 1, 2013, the Company may acquire, at the acquisition price as set forth below, all or a part of the Thirteenth Series of Class XIII Preferred Stock on the date separately determined by a resolution of a general meeting of shareholders. Partial acquisition shall be made by way of lot or pro rata allocation. The acquisition price shall be 1,000 yen per share plus an amount equivalent to any accrued dividends. The “amount equivalent to any accrued dividends” set forth above shall be an amount per day of the amount of the Thirteenth Series of Class XIII Preferred Stock Dividends during the period from and including the initial date of the business year to which the acquisition date belongs up to and including the acquisition date, and such calculation shall be made to units of 0.0001 yen, by rounding up to the nearest 0.001 yen when equal to or more than 0.0005 yen and disregarding amounts less than 0.0005 yen; provided, however, that in the case where the Thirteenth Series of Class XIII Preferred Stock Interim Dividends have been paid in the relevant business year, the amount so paid shall be reduced accordingly.

Supplementary Provision

(Newly established)

Any amendment pursuant to the resolution of the 6th ordinary general meeting of shareholders of the Company shall take effect on the date the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) becomes effective.

This Supplementary Provision shall be deleted on the day immediately after the date the Settlement Rationalization Law becomes effective.

27

Proposal 4: Appointment of two (2) Directors

Two (2) Directors, Messrs. Masato Ono and Satoru Nishibori will resign from their respective office of Director shortly. Accordingly, the Company proposes the appointment of two (2) new Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Takashi Tsukamoto (August 2, 1950)	April 1974	Joined The Dai-Ichi Kangyo Bank, Limited	37 Shares of Common Stock
		April 2002	Executive Officer / General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
		March 2003	Managing Executive Officer / Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of the Company
		February 2004	Managing Executive Officer / Head of Risk Management Group and Head of Human Resources Group
		April 2004	Managing Executive Officer / Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		March 2006	Managing Director / Chief Strategy Officer and Chief Financial Officer
		April 2007	Deputy President
		April 2008	Deputy President-Executive Officer / Head of Financial Control and Accounting Group of the Company (current)
		April 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)
(Representative Status in Other Corporations, etc.) President & CEO of Mizuho Financial Strategy Co., Ltd.

2	Tsuneo Morita (April 29, 1954)	April 1978	Joined The Fuji Bank, Limited	13 Shares of Common Stock
		April 2002	General Manager of Kichijoji Branch of Mizuho Bank, Ltd.
		April 2003	Senior Manager of Administration of the Company
		July 2003	General Manager for Administration
		August 2003	General Manager of Administration
		March 2006	Executive Officer / General Manager of Administration
		April 2008	Managing Executive Officer / Head of Internal Audit Group (current)

28

Proposal 5: Appointment of two (2) Corporate Auditors

The term of office of Mr. Masahiko Kadotani, Corporate Auditor, will expire at the closing of this ordinary general meeting of shareholders, and Mr. Shigeru Yamamoto will resign from Corporate Auditor at the closing of this ordinary general meeting of shareholders. Accordingly, the Company proposes the appointment of two (2) new Corporate Auditors.

The candidates for Corporate Auditors are as set forth below.

The Board of Corporate Auditors has approved this Proposal in advance.

Candidate No.	Name (Date of Birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Tsuneo Muneoka (May 14, 1951)	April 1976	Joined The Industrial Bank of Japan, Limited	8 Shares of Common Stock
		April 2002	General Manager of Financial Planning Division of Mizuho Bank, Ltd.
		April 2004	Executive Officer / General Manager of Financial Planning Division
		April 2005	Managing Executive Officer
		April 2008	Advisor (current)

2	Masami Ishizaka (December 5, 1939)	April 1963	Joined Ministry of Finance	24 Shares of Common Stock
		June 1993	Director-General of the Financial Bureau
		July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
		July 1995	Administrative Vice Minister
		July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
		July 1998	Executive Vice President of Japan National Oil Corporation
		March 2004	Advisor
		July 2004	Vice Chairman of The General Insurance Association of Japan
		September 2007	Chairman of Okura Zaimu Kyokai (current)
(Representative Status in Other Corporations, etc.) Chairman of Okura Zaimu Kyokai

29

(Notes)	1.	Mr. Tsuneo Muneoka, one of the candidates for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders following his retirement from his position as Advisor of Mizuho Bank, Ltd.

	2.	Mr. Masami Ishizaka is a “candidate for outside corporate auditor” provided for in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law of Japan. And he has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders.

	3.	Reasons for Appointment of Candidates for Outside Corporate Auditors, Independence as Outside Corporate Auditors and Liability Limitation Agreements with Outside Corporate Auditors.

(1)	Reasons for Appointment of Candidates for Outside Corporate Auditors, Independence as Outside Corporate Auditors

The Company proposes to appoint Mr. Masami Ishizaka based on its conclusion that he will be able to contribute to maintaining and improving the corporate governance level of the Company by making use of his high degree of expertise gained through the experience of his duties as the Director-General of the Financial Bureau, Ministry of Finance, etc. Although he has not been engaged in management of a company other than in his career as an outside director and outside corporate auditor, the Company believes he will fulfill the audit duties of the Company appropriately due to his high degree of expertise.

(2)	Liability Limitation Agreements with Outside Corporate Auditors

Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), the Company is expected to enter into a liability limitation agreement with Mr. Masami Ishizaka which will limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.

30

Proposal  6:  Revision of the remuneration of Directors and Corporate Auditors, and determination of the amount and specific details of stock option remuneration

1.	Since the establishment of the Company, the maximum aggregate amount of remuneration for Directors (not including the salary for non-Director related services paid to Directors who are also employees of the Company) has been JPY45 million per month and the maximum aggregate amount of remuneration for Corporate Auditors has been JPY15 million per month. The Company hereby proposes, as part of its revisions to the compensation program for Directors and Officers, that it abolish the retirement allowances program for Directors and Officers and that the remuneration for Directors and Corporate Auditors be revised as set forth below.

The Company proposes that each category of remuneration described below be paid separately, and the remuneration for Directors shall not include the salaries for non-Director services paid to Directors who are also employees of the Company.

(1)	Directors

(i)	Annual remuneration

The Company proposes that the remuneration for Directors (including Outside Directors) be paid annually rather than monthly in order for the Company to put a more flexible remuneration policy into effect and that the maximum amount thereof shall be JPY540 million per year, which is the aggregate annual amount of the maximum monthly remuneration of JPY45 million, for current Directors (including Outside Directors).

The amount of annual remuneration for Directors (excluding Outside Directors) was calculated based on factors such as the business executed by, and the degree of contribution of, each Director. In addition, the amount of annual remuneration for the Outside Directors was calculated based on the activities as an Outside Director and the degree of contribution of each Outside Director.

(ii)	Remuneration in the form of stock options (stock acquisition rights)

As a separate category from the aforementioned remuneration for the Directors, the Company seeks shareholders’ approval to establish remuneration in the form of stock options (stock acquisition rights) in an amount not to exceed JPY200 million per year for Directors (excluding Outside Directors) of the Company. While the Company proposes to abolish the retirement allowances program for Directors and Officers, it proposes, as an alternative to such retirement allowances program, to make available allotments of stock acquisition rights to Directors (excluding Outside Directors) of the Company within the limits described below, for the purpose of allowing them to share the benefits and risks associated with stock price changes with our shareholders and thereby further strengthen the Directors’ motivation to contribute to increases in the stock price and profits of the Company. The stock acquisition rights are “stock compensation-type stock options” under which the amount to be paid in per share that is to be issued or transferred upon the exercise of such stock acquisition rights shall be one (1) yen.

31

The amount of remuneration in the form of stock acquisition rights as stock compensation-type stock options for Directors (excluding Outside Directors) of the Company was determined based on the factors such as the business executed by, and the degree of contribution of, a Director of the Company. In addition, the specific details of the stock acquisition rights were determined, taking into account the fact that the stock acquisition rights would be issued as “stock compensation-type stock options.”

In addition, in lieu of the payment based on the fair value upon the issuance of stock acquisition rights as stock compensation-type stock options, the payment is deemed to be made by offsetting such payment with the Directors’ claim for remuneration based on the stock options (stock acquisition rights) pursuant to this Proposal.

In light of these reasons, the Company believes that the content of stock acquisition rights as stock compensation-type stock options is appropriate.

(2)	Corporate Auditors

(i)	Annual remuneration

The Company proposes that the remuneration for the Corporate Auditors be paid annually rather than monthly, in order for the Company to put a more flexible remuneration policy into effect, and the amount thereof shall not exceed JPY180 million per year, which is the aggregate annual amount of the monthly remuneration of JPY15 million, for current Corporate Auditors.

The amount of annual remuneration for Corporate Auditors was calculated based on the activities, etc., as a Corporate Auditor.

(ii)	Remuneration regarding stock acquisition rights as stock options

The retirement allowances program for Directors and Officers will be abolished, but a category of remuneration in the form of stock acquisition rights will not be established for Corporate Auditors.

2.	Number of Directors and Corporate Auditors

The current number of Directors is nine (9) (including three (3) Outside Directors), and the current number of Corporate Auditors is five (5). If Proposal 4 and Proposal 5 were approved as proposed, the number of Directors will remain nine (9) (including three (3) Outside Directors), and the number of Corporate Auditors will remain five (5).

32

3.	The Company proposes that the specific details of the stock options (stock acquisition rights) to Directors (excluding Outside Directors) be as follows.

(i)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon the exercise of stock acquisition rights shall be shares of common stock of the Company.

The maximum number of shares to be issued or transferred upon the exercise of the stock acquisition rights that may be issued to Directors (excluding Outside Directors) within one (1) year after the date of each ordinary general meeting of shareholders shall be a total of 500 shares per year. In the event that the number of shares to be issued or transferred upon the exercise of each stock acquisition right (the “Number of Granted Shares”) is adjusted, the total number of shares to be issued or transferred upon the exercise of the stock acquisition rights that may be issued to Directors (excluding Outside Directors) within one (1) year after the date of each ordinary general meeting of shareholders shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum number of stock acquisition rights allotted to the Directors (excluding the Outside Directors), as described in (ii) below.

The Number of Granted Shares shall be one (1) share of common stock of the Company.

In the event that the Company conducts a stock split, an allotment of shares without consideration or an allotment of shares or fractions of a share without consideration, or the Company consolidates the shares of common stock of the Company, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from the adjustment shall be disregarded:

Number of Granted Shares = after adjustment	Number of Granted Shares x before adjustment	Ratio of stock split, allotment of shares without consideration, allotment of shares or fractions of a share without consideration, or stock consolidation

Furthermore, if the Company conducts any mergers or corporate splits, or if any other events occur that require an adjustment of the Number of Granted Shares in a manner similar to such events, the Company may appropriately adjust the Number of Granted Shares to a reasonable extent.

(ii)	Aggregate Number of Stock Acquisition Rights

The number of stock acquisition rights which shall be allotted to Directors (excluding Outside Directors) within one (1) year after the date of each ordinary general meeting of shareholders shall not exceed a total of 500 per year.

33

(iii)	Amount to be Paid upon Allotment of Stock Acquisition Rights

The amount to be paid upon allotment of one (1) stock acquisition right shall be an amount determined by the Board of Directors of the Company based on the fair value of such stock acquisition right, which shall be calculated in accordance with a fair calculation method, such as the Black-Scholes model, upon allotment of such stock acquisition right.

(iv)	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon the exercise of each stock acquisition right shall be an amount obtained by multiplying the amount to be paid-in per share to be issued or transferred upon the exercise of such stock acquisition right (which shall be one (1) yen) by the Number of Granted Shares.

(v)	Period During which Stock Acquisition Rights May be Exercised

The period during which the stock acquisition rights may be exercised shall be determined by the Board of Directors of the Company to begin no earlier than the date of the allotment of such stock acquisition rights and end no later than 20 years from such date.

(vi)	Restrictions on the Acquisition of Stock Acquisition Rights Through Transfer

The acquisition of stock acquisition rights through transfer shall require the approval by a resolution of the Board of Directors of the Company.

(vii)	Other Conditions for the Exercise of Stock Acquisition Rights

Other conditions for the exercise of stock acquisition rights, including the condition that any Director (excluding Outside Directors) of the Company who is a holder of stock acquisition rights may exercise such stock acquisition rights on or after the time when such holder ceases to be a Director of the Company, shall be determined by the Board of Directors of the Company when the terms and conditions of offering the stock acquisition rights and other matters are determined.

34

Proposal  7:  Grant of retirement allowances to the retiring Directors and the retiring Corporate Auditor, and payment of lump-sum retirement allowances to the Directors and the Corporate Auditor, due to the abolishment of the retirement allowances program for Directors and Corporate Auditors

The Company proposes to grant the retirement allowance to (i) each of Messrs. Masato Ono and Satoru Nishibori, both of whom will resign shortly from their respective positions as Director, and (ii) Mr. Shigeru Yamamoto, who will resign from his position as Corporate Auditor at the close of this ordinary general meeting of shareholders. The purpose of each retirement allowance is to reward the aforementioned persons for their services during their respective terms of offices, in an amount not exceeding the applicable amount determined in accordance with the Company’s established rules. The Company seeks shareholders’ approval to give discretion to the Board of Directors (with respect to retiring Directors) and the Corporate Auditors (with respect to retiring Corporate Auditor) to determine the actual amount, timing of presentation, method and related details regarding the retirement allowance to be awarded to the aforementioned retiring Directors and retiring Corporate Auditor, based on discussions within the Board of Directors and among the Corporate Auditors, respectively.

The respective brief personal records of the aforementioned retiring Directors and retiring Corporate Auditor are as follows:

Name	Brief Personal Record
Masato Ono	June 2007	Deputy President / Head of Internal Audit Group of the Company
	April 2008	Director (to the present)

Satoru Nishibori	June 2004	Managing Director / Head of Financial Control and Accounting Group of the Company
	April 2008	Director (to the present)

Shigeru Yamamoto	June 2007	Corporate Auditor (full-time) of the Company (to the present)

In addition, as part of the revisions to the compensation program for Directors and Officers, the Company will abolish its retirement allowances program for Directors and Officers (a program which was based heavily on seniority) at the close of this ordinary general meeting of shareholders.

Accordingly, the Company proposes to grant a lump-sum retirement allowance to: (i) each of the following four (4) incumbent Directors: Messrs. Terunobu Maeda, Hiroshi Motoyama, Hiroshi Saito and Seiji Sugiyama and (ii) incumbent Corporate Auditor, Mr. Yoshiaki Sugita. The purpose of these retirement allowances is to reward the aforementioned persons for their service during their years with the Company which will end at the close of this ordinary general meeting of shareholders. It is proposed that with respect to the respective terms of office of the aforementioned persons, which terms will continue up through the close of this ordinary general meeting of shareholders, payment of each of the lump-sum retirement allowances will be made in an amount not exceeding the applicable amount determined in accordance with the Company’s established rules. With respect to Outside Directors and Outside Corporate Auditors, the retirement allowances program was abolished in the previous fiscal year.

Furthermore, the Company proposes that each of the allowances be presented at the time of retirement of each Director and Corporate Auditor, and the Company seeks shareholders’ approval to give discretion to the Board of Directors (with respect to retiring Directors) and the Corporate Auditors (with respect to retiring Corporate Auditor) to determine the actual amount and method of presentation, etc., of the allowance to the aforementioned Directors and Corporate Auditor, based on discussions within the Board of Directors and among the Corporate Auditors, respectively.

35

The respective brief personal records of the aforementioned Directors and Corporate Auditor are as follows:

Name	Brief Personal Record
Terunobu Maeda	January 2003	President and CEO of the Company (to the present)

Hiroshi Motoyama	June 2007	Managing Director / Head of Strategic Planning Group and Head of IT, Systems & Operations Group of the Company (to the present)

Hiroshi Saito	January 2003	Director (to the present)

Seiji Sugiyama	June 2003	Deputy President / Head of IT, Systems & Operations Group of the Company
	March 2004	Director (to the present)

Yoshiaki Sugita	June 2005	Corporate Auditor (full-time) of the Company (to the present)

-End of Document-

36

Access to the 6th Ordinary General Meeting of Shareholders Site

Place: Hall A, Tokyo International Forum

   5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

The nearest stations:	JR Line	Yurakucho Station

Tokyo Station

	Subway	Yurakucho Station(Yurakucho Line)

Tokyo Station (Marunouchi Line)

Hibiya Station (Mita Line, Hibiya Line, Chiyoda Line)

Ginza Station (Marunouchi Line, Hibiya Line, Ginza Line)

Nijubashimae Station (Chiyoda Line)

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

To: Mizuho Financial Group, Inc.

Shareholder Number	Number of Exercisable Voting Rights
*******	*********

With respect to each proposal at the 6th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. held as of June 26, 2008 (including its adjourned meetings or adjournments), I hereby exercise my voting rights as follows (Approval or disapproval is indicated by putting circles below.).

June [    ], 2008

Proposal	Proposal 1	Proposal 2	Proposal 3	Proposal 4	Proposal 5	Proposal 6	Proposal 7
Approval or Disapproval for the Original Proposal	Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval (Except ) Disapproval	Approval (Except ) Disapproval	Approval Disapproval	Approval Disapproval

•	No indication of your approval or disapproval for each of proposals shall be treated as approval.

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

Mizuho Financial Group, Inc.

Number of shares of stock you hold:	*****shares
Number of shares of stock registered in the register of shareholders out of the shares you hold:	*****shares
Number of shares of stock registered in the register of beneficial shareholders out of the shares you hold:	*****shares

Code for exercise of voting rights:	**************
Password:	******

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us by no later than 5:00 p.m. on June 25, 2008 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website for exercising voting rights (http://www.it-soukai.com/) and exercise your voting rights via the internet by no later than 5:00 p.m. on June 25, 2008 following the directions on the screen.

3.	In addition, if you disapprove of any of the candidates in the proposals of appointment of Directors and Corporate Auditors, please circle “Approval” and enter the candidate number of the candidate you disapprove of in the bracket (Each candidate is numbered consecutively in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 6th Ordinary General Meeting of Shareholders”.).

Mizuho Financial Group, Inc.

[Translation]

(Securities Code: 8411)

(Materials Attached to the Notice of Convocation of the 6th Ordinary General Meeting of Shareholders)

Report for the 6th Fiscal Year

(from April 1, 2007 to March 31, 2008)

Mizuho Financial Group, Inc.

Table of Contents

Materials Attached to the Notice of Convocation of the 6th Ordinary General Meeting of Shareholders

(Consolidated Basis)

(Non-consolidated Basis)

Non-Consolidated Balance Sheet (As of March 31, 2008)	52
Non-Consolidated Statement of Income (for the fiscal year ended March, 2008)	53
Non-Consolidated Statement of Changes In Net Assets (for the fiscal year ended March, 2008)	54
Notes to Non-Consolidated Financial Statements	55
Report of Independent Auditors	60
Audit Report	61

Announcement Regarding Setting up a Limit for Repurchase of Own Stock	63

*            *            *            *             *            *

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.	64
II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd.	65
III. Consolidated Financial Data of Mizuho Securities Co., Ltd.	67

[Translation]

Business Report for the 6th Fiscal Year

(from April 1, 2007 to March 31, 2008)

1. Matters Regarding the Current State of the Company

(1) Developments and Results of Operations, etc. of the Mizuho Financial Group

Financial and Economic Environment

Looking back over the global economic climate during the fiscal year ended March 31, 2008, in addition to the sharp slowdown of the U.S. economy due to slower growth in personal consumption, declines in housing investment or other causes attributable mainly to the subprime loan problem, the European economy also seems to be slowing down and there has been concern about its effect on the world economy, including Asia. Especially during the latter half of the fiscal year, the turmoil caused by the subprime loan problem, such as rapidly rising concerns over liquidity risks on securitized instruments, expanded in the international financial and capital markets. As a result, global financial institutions announced one after another significant losses and their capital reinforcement to cover such losses, and the unstable situation still continues. As for the Japanese economy, while soaring prices of crude oil and raw materials are damping growth of corporate earnings, the turmoil in the financial and capital markets and the rapid rise in the yen’s exchange rate started to have an influence on the actual economy in 2008. As a result, business sentiment is worsening.

Japanese stock prices held firm during the first half of the fiscal year but dropped substantially during the latter half of the period in the wake of an increasingly intensified downturn in the U.S. economy. In spite of a temporary rise in long-term yen interest rates at the beginning of the fiscal year, the rates turned downward during the latter half of the period due to the declining trends in U.S. interest rates, etc., and remained below the levels at the beginning of the fiscal year.

Financial institutions are required to further strengthen the system of internal controls in response to global concerns over the economic slowdown and turmoil in the financial and capital markets, especially at a time when financial deregulation, including the broadening of the scope of services that may be offered, is being promoted . In this changing economic environment, it becomes ever more important for Mizuho Financial Group (the “Group”) to secure a competitive edge over our rivals and further strengthen profitability while further enhancing corporate governance such as risk management.

Main Businesses of the Group

The Group is composed of Mizuho Financial Group, Inc. (“MHFG”), 146 consolidated subsidiaries and 21 affiliates under the equity method. The Group engages in banking, securities, trust, asset management and other financial businesses.

Developments and Results of Operations

For fiscal 2007, the Group has, for purposes of enhancing profitability under solid internal control systems, steadily advanced its “Business Portfolio Strategy” and “Corporate Management Strategy” as action programs under its business strategy, the “Channel to Discovery” Plan, in order to gain recognition as a global financial group.

It was, however, deeply regrettable that our performance estimates had to be significantly revised downward, mainly due to the significant losses recognized by Mizuho Securities Co., Ltd. (“MHSC”) from the turmoil in the financial markets caused by the subprime loan problem. The Group will, through a thorough examination of the issues that caused this situation, fundamentally review its internal control systems in order to enhance the Group’s future management.

[Business Portfolio Strategy]

The three global groups established on the basis of customer needs (the Global Corporate Group, Global Retail Group, and Global Asset & Wealth Management Group) implemented various measures to further strengthen profitability by leveraging their respective characteristics.

(Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) strongly expanded its global reach in order to establish a complete support system to meet various customer needs both in Japan and overseas. To further reinforce its overseas network, MHCB opened branches in Milan and Toronto, established Mizuho Corporate Bank (China), Ltd. and opened its Tianjin Branch in China. MHCB also entered into strategic alliances with major financial institutions in China and India. As for the syndicated loan business, which the Group has continued to focus on, MHCB strengthened its global structure by further cooperating with its offices in New York, London, Shanghai, etc., and contributed to the expansion of the loan trading market that is considered essential for restructuring the financial system and facilitating the smooth flow of funds. MHCB also achieved steady results globally in areas that require advanced financial skills such as project financing.

Although Mizuho Securities Co., Ltd. (“MHSC”) developed advanced services consisting of three pillars: corporate bonds, equities and investment banking, MHSC regretfully has recognized losses exceeding JPY 400 billion resulting from the turmoil in the financial markets caused by the subprime loan problem. Taking into consideration these unfavorable results, we are fundamentally strengthening our risk management systems.

Because the turmoil in the financial markets is still ongoing and the electronic share certificate system is scheduled to be implemented in January 2009, the merger between MHSC and Shinko Securities Co., Ltd. has been postponed from May 2008 to May 2009 (scheduled).

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.
Shinko Securities Co., Ltd.
The merger of Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. is scheduled for May 2009, subject to clearance from the relevant authorities.

(as of March 31, 2008)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

(Global Retail Group)

Mizuho Bank, Ltd. (“MHBK”) implemented various measures to provide individual customers with ample convenience and security. MHBK increased the number of “Mizuho Personal Squares,” which are branches that are designed to focus on serving individual customers, to 135. To further strengthen its consulting business, MHBK increased the number of financial consultants who offer various proposals to individual customers, deployed “Premium Salons,” which is a designated space located in our branches for private consultations with customers, at 312 branches, and offered services on bank holidays at 17 branches. MHBK also enhanced its ability to meet its customers’ one-stop shopping needs for banking, trust and securities services by increasing the number of securities consulting booths to 134 located in the lobbies of branches and offices, which we call “Planet Booths,” that offer the services of Mizuho Investors Securities Co., Ltd. and by selling trust products at all branches as agents of MHTB. MHBK enhanced its services for “Mizuho Mileage Club,” which is a benefits club with a membership now exceeding 5 million, including by issuing a co-branded card under a tie-up with All Nippon Airways (ANA). MHBK introduced new and reinforced security measures for its internet banking service, “Mizuho Direct,” such as “one-time password” authentication that makes use of different passwords for each transaction. In order to enhance customers’ convenience, MHBK began mutual usage of biometric authentication ATMs with a growing number of financial institutions that issue ATM cards that utilize finger vein pattern authentication.

For corporate customers, MHBK proactively responded to the financial needs of customers through loan staff that focus on new loans and “Mizuho Business Financial Centers” which primarily engage in loans to smaller enterprises. Further, MHBK collaborated with other group companies and developed a system to promote solution businesses so that MHBK could offer wide-ranging solutions for customer business strategies such as business successions, M&As, business-to-business matching services and advisory services on global expansion.

(Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) focused on strengthening its trust and asset management businesses such as pensions, investment management, real estate transactions, securitization, trust & custody, and stock transfer agent businesses. MHTB achieved successful results in business areas such as acceptances for trusteeships of assets under investment trusts and testamentary trusts by appropriately satisfying the demands of its customers through its high-quality and professional capabilities. MHTB was also actively involved in creating new trust businesses, including trust services for the management of CO2 gas emission rights.

Mizuho Private Wealth Management Co., Ltd. offers comprehensive and integrated private banking services, comparable to those found in the U.S. and Europe, in compliance with Japanese laws and regulations.

Mizuho Asset Management Co., Ltd. (formed by the merger of Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd. in July 2007) and DIAM Co., Ltd. (formerly DLIBJ Asset Management Co., Ltd. which changed its company name in January 2008) aim to provide high-quality services and to win high levels of customer satisfaction as core companies in the asset management business of the Group.

[Corporate Management Strategy]

As part of the corporate management strategy outlined in the “Channel to Discovery” Plan, we have worked to build a solid internal control system, promoted CSR (corporate social responsibility) and reinforced our brand strategy.

With regard to our internal control system, MHFG, as a New York Stock Exchange listed company, established a system for financial disclosure based on U.S. GAAP, a major global accounting standard, and established disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act, an accounting and reporting standard recognized as among the strictest of its kind in the world today. In order to further promote customer protection and forestall any violation of laws, we have strengthened our compliance structure in various ways, including building a system for early detection of problems.

As for CSR activities, MHFG has been making efforts to reduce its environmental load by establishing targets for reducing CO2 gas emissions, paper recycling rates and green purchasing rates. In addition, MHFG has continued its active support for financial education for the next generation, the bearers of the country’s future. MHFG has provided Mizuho-sponsored courses and lectures organized by key personnel dispatched from group companies to Kyoto University, Keio University, University of Tokyo, Hitotsubashi University and Waseda University. We have also carried out joint research in financial education with Tokyo Gakugei University. Together with the Export-Import Bank of China and the Japan Bank for International Cooperation (JBIC), MHCB started to examine the feasibility of providing financial support to promote exchanges in areas of energy-saving and the environment in China. MHBK actively provided financial support to companies positively engaged in environmental issues by offering environment-related loan products and proactively supported the environment-conscious management of small and medium-sized businesses by using business-to-business matching schemes. Aiming to become “a bank that is accessible to anyone regardless of age, gender or disability,” MHBK continued its efforts to make its branches barrier-free.

Under our brand strategy, we actively promoted our brand slogan, “Channel to Discovery,” both internally and externally. The slogan represents the role the Group will play, not only to realize today’s dreams, but also to discover new possibilities that lie ahead and to create a better future.

[Results of Operations for fiscal 2007]

Due to the turmoil in the financial markets caused by the subprime loan problem, the Group as a whole (including MHSC) recognized losses in the amount of approximately JPY 645.0 billion. While income from the individual customer-related business, which the Group has focused on , and the market-related business increased as a result of implementing various measures to strengthen profitability, the consolidated figures (146 consolidated subsidiaries and 21 affiliates under the equity method) of Ordinary Profits and Net Income for this fiscal year decreased to JPY 397.1 billion and JPY 311.2 billion, respectively, mainly due to the above reason.

Results of operations for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	4,523.5	397.1	311.2
MHBK (non-consolidated)	1,441.3	221.9	195.5
MHCB (non-consolidated)	2,328.3	371.7	(Note 1) (88.7)
MHTB (non-consolidated)	243.7	78.7	86.7
MHSC (consolidated) (Note 2)	223.6	(433.6)	(418.6)

(Notes)

1.	Includes JPY (473.1) billion in impairment losses of MHSC.
2.	MHSC (non-consolidated): Operating Income: JPY 93.9 billion; Ordinary Profits: JPY (25.6) billion: Net Income: JPY (437.8) billion.

Our consolidated capital adequacy ratio (BIS Standard) as of March 31, 2008 was maintained at a sufficient level of 11.69%, and the non-performing loan ratio for the three banks (MHBK, MHCB, and MHTB combined) was 1.61%. From this fiscal year, in view of the changes in market conditions, we have employed accounting methods with high transparency in light of USGAAP, such as expanding the scope of marked-to-market valuation applicable to “other securities,” and setting reserve for possible losses on loans scheduled for sale.

As for our capital policy, we repurchased and cancelled all treasury stock (261,040 shares) held by our subsidiary, Mizuho Financial Strategy Co., Ltd. (approximately JPY 220 billion), in May 2007, and we redeemed JPY185.5 billion of preferred debt securities in June 2007. In September 2007, we repurchased and cancelled JPY 150 billion (214,900 shares) of our shares (common stock) for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI preferred stock (JPY 943.7 billion in issued value), in consideration of the possibility that the number of shares of our common stock will increase after the commencement of its conversion period in July 2008. Further, in January 2008, we issued a total of JPY 274.5 billion of non-dilutive preferred debt securities through our overseas special purpose subsidiary to reinforce our capital base.

In addition to the above-mentioned measures in respect of our capital policy implemented in the first half of fiscal 2007, we considered a repurchase and cancellation of our stock for offsetting the potential dilutive effect in the second half of fiscal 2007. However, we were unable to conduct such repurchase and cancellation mainly because our financial results were lower than estimated. Nevertheless, we will continue to repurchase and cancel our stock based on market conditions, our earnings trends and other factors, aiming to complete the process of offsetting the potential dilutive effect in about two years (Expected total amount of repurchase for fiscal 2008 is approximately JPY 400 billion.)

In view of our consolidated financial results, the level of Retained Earnings and other factors, we proposed an increase in the year-end cash dividend per share of common stock for fiscal 2007 to JPY 10,000 to further return profits to our shareholders. We also proposed making dividend payments on preferred stock, as prescribed.

In the future, we will place our management emphasis on ROE (*) from the perspective of effective utilization of our capital and consider returning profits to shareholders while maintaining and strengthening our capital base for future growth.

*	ROE (Return on Equity)

A financial measure of the effectiveness with which a company uses its equity, etc., to earn profits.

Issues to be Addressed by the Group

The three global groups organized on the basis of customer needs within the Group will steadily implement the business strategies while maximizing their respective characteristics. The Group companies will work to strengthen profitability by providing the best financial services to their customers through utilization of their respective strengths and promotion of mutual collaboration within the Group. We will also strive to win the further confidence of domestic and overseas customers by establishing a solid compliance structure and advanced risk management system.

[Business Strategy]

(The Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) will promote its “investment banking strategy” and “global strategy,” with a selective and agile allocation of management resources through careful assessment of the uncertain market conditions. In addition, establishing its global business platform, including risk management, MHCB will aim to become Japan’s top global investment bank by working in collaboration with Mizuho Securities Co. Ltd. (“MHSC”). Specifically, based on the Financial Holding Company (“FHC”) status under the U.S. Bank Holding Company Act which it acquired in December 2006, MHCB will develop its comprehensive investment banking business by combining its banking and securities capabilities in the United States, the world’s largest financial market. With the establishment of Mizuho Corporate Bank (China), which began operations in June 2007, we will further develop business bases in China and expand the network strategically and responsively in the Americas, Asia, Europe and the Middle East. We have been establishing cooperative business relationships with major financial institutions in countries such as China and India through alliances and investments in these financial institutions. We will continuously promote strategic business cooperation with overseas financial institutions in order to complement our branch networks and to support our customers with more fine-tuned services as they expand their businesses globally.

MHSC has already reviewed its internal control systems, including risk management, and worked on strengthening such systems. Moreover, MHSC will strive to reform drastically its business operations by promptly implementing the “Business Restructuring Program” announced in April 2008. In particular, MHSC will aim to restore and strengthen profitability by selectively allocating management resources. In addition, MHSC will steadily promote its plan to strengthen its risk management and overseas office management system for market related business operations. Further, in order to ensure efficient and agile organizational operation, MHSC will promptly streamline its organizational structure by cutting the number of departments in half, while implementing a reduction in workforce of around 300 employees, including voluntary resignations, a 20% reduction in various costs compared with fiscal year 2007 and a reduction of board members’ compensation. Following these actions, MHSC will proceed with thorough preparations necessary to conclude smoothly its merger with Shinko Securities Co., Ltd. in May 2009 (scheduled).

(The Global Retail Group)

Aiming to become the “strongest retail bank in Japan,” based on its strong customer base and human resources, Mizuho Bank, Ltd. (“MHBK”) will establish a strong revenue base and a highly efficient business model by strategically allocating management resources to promising business areas, managing its loan business by taking credit costs into consideration and further enhancing group collaboration within the Group. Specifically, MHBK will enhance consulting services to individual customers and improve its assets under management by having 500 manned business offices, increasing the number of financial consultants to 4,000, actively establishing “Planet Booths” and building a support system at all branches by the Trust Business Office, all of which are scheduled to be completed by the fiscal year 2010. For corporate customers, MHBK will provide top quality solutions to its customers by re-distributing management resources to high-priority business areas in each locale and customer segment, developing professional personnel through training programs, etc., and strengthening collaboration with the banks, securities companies and trust banks within the Group while reinforcing its system of credit control.

(The Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) aims to become “a top brand in asset & wealth management” by further strengthening its consulting and product development capabilities, providing trust services to customers of MHBK and other group companies, promoting business based on the customers’ confidence, thoroughly carrying out internal controls and developing highly professional personnel.

Mizuho Private Wealth Management Co., Ltd. will promote high-quality wealth management and establish its status as a pioneer by further strengthening owner consulting capabilities, developing new products and services tailored to the needs of individual customers and developing professional personnel.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diversified needs of customers.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery”, the Group will work to fulfill our social responsibilities and public duties and further promote our corporate values by steadily pursuing business strategies under a solid internal control system and promoting CSR (corporate social responsibility) activities including support for financial education and environmental efforts. We sincerely look forward to the continuing support of our shareholders.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated basis)

	(JPY billion)
	FY 2004 (For the fiscal year ended March 31, 2005)	FY 2005 (For the fiscal year ended March 31, 2006)	FY 2006 (For the fiscal year ended March 31, 2007)	FY 2007 (For the fiscal year ended March 31, 2008)
Ordinary Income	3,039.1	3,557.5	4,099.6	4,523.5
Ordinary Profits	657.4	921.0	748.1	397.1
Net Income	627.3	649.9	620.9	311.2
Total Net Assets	3,905.7	4,804.9	6,724.4	5,694.1
Total Assets	143,076.2	149,612.7	149,880.0	154,412.1

(Note)

Amounts less than JPY one hundred million are rounded down.

(Reference)

Ordinary Income and Ordinary Profits by type of business for FY 2007 are as follows (Consolidated Basis):

	(JPY billion)
	Banking Business	Securities Business	Other	Elimination	Consolidated Results
Ordinary Income	3,989.1	516.5	285.1	(267.3)	4,523.5
Ordinary Profits	774.0	(400.5)	29.7	(6.1)	397.1

b. Changes in Financial Conditions and Results of Operations (Non-consolidated basis)

	(JPY billion)
	FY 2004 (For the fiscal year ended March 31, 2005)		FY 2005 (For the fiscal year ended March 31, 2006)	FY 2006 (For the fiscal year ended March 31, 2007)	FY 2007 (For the fiscal year ended March 31, 2008)
Operating Income	26.4		128.9	1,250.0	806.5
Cash Dividends Received	13.7		112.5	1,220.9	770.8
Cash Dividends Received from Majority-owned Banking Subsidiaries	6.9		6.9	265.3	406.5
Cash Dividends Received from Other Subsidiaries and Affiliates	6.8		105.6	955.6	364.3
Net Income	(millions of yen 30,886)		(millions of yen 790,240)	(millions of yen 1,239,710)	(millions of yen 811,002)
Net Income (Loss) per Share of Common Stock	(yen (588.84	) )	(yen 63,040.65)	(yen 102,168.76)	(yen 68,658.41)
Total Assets	3,178.6		4,793.0	4,764.0	4,658.9
Investments in Majority-owned Banking Subsidiaries	1,500.5		4,420.4	4,411.6	4,389.8
Investments in Other Subsidiaries and Affiliates	1,589.2		84.8	84.8	81.3

(Notes)

1. Amounts less than JPY one hundred million are rounded down.

2. Net Income/Loss per share of common stock was computed based upon the following formula:

Net Income (Loss) per share of common stock	=	Net Income recognized in the statement of income	–	Amount not attributable to common stock (Cash Dividends on Preferred Stock, and others)
		Average outstanding shares of common stock	–	Average outstanding shares of treasury common stock

(3) Employees of the Group

	March 31, 2008			March 31, 2007
	Banking Business	Securities Business	Other	Banking Business	Securities Business	Other
Number of Employees	37,009	5,150	6,955	35,125	4,856	7,468

(Notes)

1. The Number of Employees is the number of persons engaged in the Group.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

(Reference)

The following sets forth information regarding the employees of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., and Mizuho Trust & Banking Co., Ltd. (collectively, the “Four Companies”):

	March 31, 2008	March 31, 2007
Number of Employees	28,119	27,471
Average Age	37 years, 1 month	37 years, 7 months
Average Years of Employment	13 years, 11 months	14 years, 8 months
Average Monthly Salary	JPY 453,000	JPY 457,000

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment, and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and employees hired locally overseas. Amounts less than whole digits are rounded down.

5. In the calculation of Average Years of Employment, employees who have transferred from one group company to another (Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Information & Research Institute, Inc.) are assumed to have remained under the continuous employment of one company.

6. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

Mizuho Financial Group, Inc.: Head Office

b.	Banking Business

Mizuho Bank, Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2008	March 31, 2007
Kanto, Koshinetsu	328	322	Head Office, etc.
Hokkaido, Tohoku	14	14	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	74	71	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	442	433

(Notes)

1. Offices include sub branches, transfer-only branches, ATM management branches (“joint-use ATM” management branches), defined contribution pension plan branches (defined contribution pension plan-only branches), and Internet branches.

2. In addition to the above, 49 agencies (47 as of March 31, 2007) and 28,176 non-branch ATMs (24,784 as of March 31, 2007) were in operation as of March 31, 2008.

3. In addition to the above, 3 sub branches (3 as of March 31, 2007) at Narita Airport, 2 sub branches (2 as of March 31, 2007) at Kansai International Airport (mainly for foreign currency exchange), and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2007) at Narita Airport were in operation as of March 31, 2008.

Mizuho Corporate Bank, Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2008	March 31, 2007
Kanto, Koshinetsu	24	22	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	35	33
The Americas	10	7	New York Branch, etc.
Europe and the Middle East	6	4	London Branch, etc.
Asia and Oceania	14	19	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	30	30
Total	65	63

(Notes)

1. Offices include sub branches.

2. In addition to the above, 8 representative offices overseas (10 as of March 31, 2007) were in operation as of March 31, 2008.

Mizuho Trust & Banking Co., Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2008	March 31, 2007
Kanto, Koshinetsu	23	23	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	7	7	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	2	2	Hiroshima Branch, Okayama Branch.
Kyushu	3	3	Fukuoka Branch, etc.
Total	37	37

(Notes)

1. Offices include sub branches.

2. In addition to the above, 1 representative office overseas (1 as of March 31, 2007), 55 trust agencies (56 as of March 31, 2007) and 1 non-branch ATM (1 as of March 31, 2007) were in operation as of March 31, 2008.

c.	Securities Business

Mizuho Securities Co., Ltd.: Head Office, Kansai Corporate Banking Division

Mizuho Investors Securities Co., Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2008	March 31, 2007
Kanto, Koshinetsu	29	30	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	5	5	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	57	58

(Note)

In addition to the above, 134 Planet Booths (100 as of March 31, 2007) were in operation in the branch lobbies of Mizuho Bank, Ltd. for securities investment consultations as of March 31, 2008.

d.	Other Businesses

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

	(JPY million)
	Banking Business	Securities Business	Other Businesses
Total Amount of Capital Investment	74,779	15,039	4,262

(Note)

Amounts less than JPY one million are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	650,000	100.00	200,003
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,070,965	100.00	200,004
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,231	70.18 (0.48)	6,524
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 2, 1993	395,146	89.81 (89.81)	—
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	66.87 (66.87)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	—
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment trust management, investment advisory	May 26, 1964	2,045	98.70	732
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advisory	July 1, 1985	2,000	50.00	1,182
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	1,112
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	278
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	360,994

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Shinko Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	July 16, 1917	125,167	27.44 (27.44)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000	60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000	100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chuo-ku, Tokyo	Venture capital	July 27, 1983	902	49.99 (49.99)
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500	38.99 (38.99)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	463,339 (GBP 2,314 million)	100.00 (100.00)	—
Mizuho Corporate Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	57,160 (CNY 4,000 million)	100.00 (100.00)
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	22,429 (EUR 141 million)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	14,426 (IDR 1,323,574 million)	98.99 (98.99)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	9,867 (USD 98 million)	100.00 (100.00)	—
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Frankfurt am Main, Hessen, F.R. Germany	Banking, securities	December 4, 1972	7,278 (EUR 46 million)	83.33 (83.33)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	5,342 (CHF 53 million)	100.00 (100.00)
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,291 (USD 32 million)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	3,006 (USD 30 million)	100.00 (100.00)	—
Mizuho Corporate Bank (Canada)	Toronto, Ontario, Canada	Banking	November 1, 2000	489 (CAD 5 million)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	23 (USD 231 thousand)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses ( ) in the Voting Rights column are voting rights held indirectly.

5. Mizuho Corporate Bank (China), Ltd. is newly added to the list of principal subsidiaries.

6. Dai-Ichi Kangyo Asset Management Co., Ltd. merged with Fuji Investment Management Co., Ltd. and changed its corporate name to Mizuho Asset Management Co., Ltd. on July 1, 2007.

7. DLIBJ ASSET MANAGEMENT CO., LTD. changed its corporate name to DIAM Co., Ltd. on January 1, 2008.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Company Shares and Percentage of Voting Interest Held by Creditors
		Number of Shares Held (shares)	Voting Interest (%)
Mizuho Bank, Ltd.	500,000	—	—
Mizuho Corporate Bank, Ltd.	500,000	—	—
Total	1,000,000	—	—

2. Matters regarding the Officers

(1) Officers

(As of March 31, 2008)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	President & CEO (Representative Director)	Vice Chairman of Nippon Keidanren (Japan Business Federation)

Masato Ono	Deputy President (Representative Director)

Satoru Nishibori	Managing Director	President & CEO of Mizuho Financial Strategy Co., Ltd.

Hiroshi Motoyama	Managing Director

Hiroshi Saito	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Seiji Sugiyama	Director	President & CEO of Mizuho Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director (outside officer)	Director and Chairman of the Board of Directors of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshiaki Sugita	Corporate Auditor (full- time)

Shigeru Yamamoto	Corporate Auditor (full- time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masahiko Kadotani	Corporate Auditor (outside officer)

(Notes)

1. Mr. Shunichi Asada resigned from his position as director on June 25, 2007.

2. Mr. Tetsuji Kosaki resigned from his position as director on June 26, 2007.

3. Messrs. Yoshiharu Fukuhara and Glen S. Fukushima retired from their positions as directors on June 26, 2007.

4. Mr. Junichi Iwabuchi resigned from his position as corporate auditor on June 26, 2007.

5. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

6. Messrs. Yukio Nozaki, Masahiro Seki and Masahiko Kadotani are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

7. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2008)

Title	Name	Areas of Oversight
President	Terunobu Maeda	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Masato Ono	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Satoru Nishibori	Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Masayuki Saito	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Managing Executive Officer	Hiroshi Motoyama	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Executive Officer	Tsuneo Morita	General Manager of Administration

Executive Officer	Masanori Murakami	General Manager of Corporate Communications

Executive Officer	Hidemi Hiroi	General Manager of Group Strategic Planning

(Reference)

The members of the Officers as of April 1 are as follows.

(As of April 1, 2008)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	President & CEO (Representative Director)	Vice Chairman of Nippon Keidanren (Japan Business Federation)

Hiroshi Motoyama	Managing Director

Hiroshi Saito	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Seiji Sugiyama	Director	President & CEO of Mizuho Bank, Ltd.

Masato Ono	Director

Satoru Nishibori	Director	Deputy President of Mizuho Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director (outside officer)	Director and Chairman of the Board of Directors of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshiaki Sugita	Corporate Auditor (full- time)

Shigeru Yamamoto	Corporate Auditor (full- time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masahiko Kadotani	Corporate Auditor (outside officer)

(Notes)

1. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

2. Messrs. Yukio Nozaki, Masahiro Seki and Masahiko Kadotani are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

3. The Executive Officers as of April 1 are as follows.

(As of April 1, 2008)

Title	Name	Areas of Oversight
President	Terunobu Maeda	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Takashi Tsukamoto	Assistance in the overall management of the execution of MHFG’s business / Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Hiroshi Motoyama	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Managing Executive Officer	Tsuneo Morita	Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Hajime Saito	Head of Risk Management Group, Head of Human Resources Group, Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Executive Officer	Masanori Murakami	General Manager of Corporate Communications

Executive Officer	Hidemi Hiroi	General Manager of Group Strategic Planning

Executive Officer	Toshitsugu Okabe	General Manager of Executive Secretariat

(2) Aggregate Compensation for the Officers

(JPY million)
Classification	Aggregate Compensation
Directors	214
Corporate Auditors	88
Total	302

(Notes)

1. Amounts less than JPY one million are rounded down.

2. The total monthly compensations for Directors and Corporate Auditors is not to exceed JPY 45 million and JPY 15 million, respectively.

3. In addition to the above, the provisions of the reserve for retirement allowances for the fiscal year are JPY 131 million for Directors and JPY 22 million for Corporate Auditors. No provision is made for the bonuses of officers.

3. Matters regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Name	Concurrent Offices and Other Details
Akihiko Nomiyama	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director and Chairman of the Board of Directors of Showa Denko K.K.

Kanemitsu Anraku

Yukio Nozaki	Outside Corporate Auditor of Mizuho Bank, Ltd. / Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)

Masahiko Kadotani	Outside Corporate Auditor of Mizuho Securities Co., Ltd. / Outside Corporate Auditor of Mizuho Financial Strategy Co., Ltd.

(Notes)

1. MHFG employs a relative (third degree of consanguinity or closer) of Mr. Mitsuo Ohashi.

2. Mizuho Corporate Bank, Ltd. employs a relative (third degree of consanguinity or closer) of Mr. Masahiko Kadotani.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	9 months	He attended 11 of the 16 Board of Directors Meetings held after his appointment in June 2007 during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	2 years, 9 months	He attended 16 of the 20 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	9 months	He attended all of the 16 Board of Directors Meetings held after his appointment in June 2007 during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Yukio Nozaki	5 years, 2 months	He attended 18 of the 20 Board of Directors Meetings and all of the 15 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from professional viewpoint as an attorney at law.

Masahiro Seki	1 year, 9 months	He attended 17 of the 20 Board of Directors Meetings and all of the 15 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masahiko Kadotani	3 years, 9 months	He attended 17 of the 20 Board of Directors Meetings and all of the 15 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed mainly based on his abundant experience in the Ministry of Finance and his significant financial expertise gained through his career as the President of the Japan Finance Corporation for Small and Medium Enterprises.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Yukio Nozaki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masahiro Seki
Masahiko Kadotani

(4) Compensation for Outside Officers

	(JPY million)
	Compensation Paid by MHFG	Compensation Paid by Parent Company, etc., of MHFG
Total Amount of Compensation	86	—

(Notes)

1. Amounts less than JPY one million are rounded down.

2. In addition to the above, no provision of the reserve is made for retirement allowances of outside officers during the fiscal year. No provision is made for the bonuses of officers.

4. Matters regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2008

(Number of shares)
Total Number of Authorized Shares	28,790,759
Total Number of Classes of Shares Authorized to be Issued
Common Stock	24,392,259
Class XI Preferred Stock	1,398,500
Class XII Preferred Stock	1,500,000
Class XIII Preferred Stock	1,500,000

Total Number of Shares Outstanding
Common Stock	11,396,254.66
Eleventh Series Class XI Preferred Stock	943,740
Thirteenth Series Class XIII Preferred Stock	36,690

(Notes)

1. As a result of a repurchase and cancellation of treasury stock made on May 28, 2007, there was a decrease of 261,040.83 shares of Common Stock. Accordingly, the Total Number of Authorized Shares and the Total Number of Classes of Shares Authorized to be Issued for Common Stock each decreased by 261,041 shares.

2. As a result of a repurchase of 214,900 shares of treasury stock executed from August 16, 2007 to September 6, 2007 and a cancellation of all such shares made on September 28, 2007, there was a decrease of 214,900 shares of Common Stock. Accordingly, the Total Number of Authorized Shares and the Total Number of Classes of Shares Authorized to be Issued for Common Stock each decreased by the same quantity.

(2) Number of Shareholders as of March 31, 2008

Common Stock	359,917
Eleventh Series Class XI Preferred Stock	2,153
Thirteenth Series Class XIII Preferred Stock	49

(Note)

The number of shareholders of Common Stock listed above does not include the holders of 25,267 fractional shares who own only fractional shares

(3) Major Shareholders as of March 31, 2008

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	700,643.00	6.14
The Master Trust Bank of Japan (Trustee account)	595,358.00	5.22
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.44
Japan Trustee Services Bank, Ltd. (Trustee account 4)	226,316.00	1.98
BNY GCM CLIENT ACCOUNT JPRD ISG (FE - AC) (Standing proxy agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	194,330.00	1.70
MORGAN STANLEY & CO. INTERNATIONAL PLC (Standing proxy agent: Morgan Stanley Japan Securities Co., Ltd.)	144,106.00	1.26
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.20
HERO & CO (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	133,558.00	1.17
Nippon Life Insurance Company	132,630.76	1.16
DEUTSCHE BANK AG, LONDON 610 (Standing proxy agent: Deutsche Securities Inc.)	101,270.00	0.88

b. Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
DEUTSCHE BANK AG, LONDON 610 (Standing proxy agent: Deutsche Securities Inc.)	48,630	4.96
MORGAN STANLEY & CO. INTERNATIONAL PLC (Standing proxy agent: Morgan Stanley Japan Securities Co., Ltd.)	32,795	3.34
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy agent: Citibank Japan Ltd.)	27,045	2.75
The Dai-ichi Mutual Life Insurance Company	27,000	2.75
BNP PARIBAS LONDON BRANCH FOR BNPPPB EVOTOK (Standing proxy agent: HSBC Limited)	25,600	2.61
Meiji Yasuda Life Insurance Company	25,000	2.54
MORGAN STANLEY & CO. INC (Standing proxy agent: Morgan Stanley Japan Securities Co., Ltd.)	19,290	1.96
LEHMAN BROTHERS INTERNATIONAL (EUROPE) (Standing proxy agent: Lehman Brothers Japan Inc.)	19,260	1.96
Sompo Japan Insurance Inc.	19,000	1.93
FUKOKU MUTUAL LIFE INSURANCE COMPANY	15,000	1.52

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. HERO & CO is a nominee of the shares deposited for the purpose of issuance of American Depository Receipts (ADR).

3. The numbers of Preferred Stock above are the total shares of Eleventh Series Class XI and Thirteenth Series Class XIII Preferred Stock.

4. Percentages of Shares Held of Common Stock are calculated by including the treasury stock (3,963.82 shares). There was no Preferred Stock within the treasury stock.

5. Matters regarding the Independent Auditor

(1) Independent Auditor

Name	Compensation for the Fiscal Year	Other
Ernst & Young ShinNihon		MHFG paid consideration to the Independent Auditor for certain permitted advisory services not included within the services set forth in Article 2, Paragraph 1 of the Certified Accountant Law (non-audit services) with respect to the establishment of internal control systems, etc.
Designated and Engaged Partners:
Naoki Matsumura, C.P.A.	54 JPY million
Mutsuo Emi, C.P.A.
Tetsuya Mogi, C.P.A.
Noboru Miura, C.P.A.

(Notes)

1. Amounts less than JPY one million are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Financial Instruments and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority owned consolidated subsidiaries, and its other consolidated subsidiaries is JPY 4,902 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries, and other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters regarding the Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls subject to any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and nine other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Financial Instruments and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities in a form equivalent thereto in the relevant foreign country) other than the Independent Auditor of MHFG.

6. Structure to Ensure Appropriate Conduct of Operations

MHFG has resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, has determined a compliance-management structure and created a “Compliance Manual,” has formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG’s commitment to confront anti-social elements viewed as an important policy of the Group when designing and implementing specific compliance programs among Group members.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is the company’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including the company’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by the company’s directors has also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors Meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is the company’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk and has determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk within limits acceptable to management.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is the company’s structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committee,” “Organization Regulations,” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority in accordance with the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is the company’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the propriety of business operations within the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers the management of its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer the management of subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is the company’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any change in personnel and/or organizational change that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors” and the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, for reporting information received through the compliance hot-line, for reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and accounting auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008

Millions of yen
Assets
Cash and Due from Banks	¥3,483,802
Call Loans and Bills Purchased	248,728
Receivables under Resale Agreements	7,233,199
Guarantee Deposits Paid under Securities Borrowing Transactions	9,069,138
Other Debt Purchased	3,388,461
Trading Assets	13,856,237
Money Held in Trust	32,827
Securities	33,958,537
Loans and Bills Discounted	65,608,705
Foreign Exchange Assets	803,141
Other Assets	10,984,529
Tangible Fixed Assets	802,692
Buildings	274,751
Land	395,873
Construction in Progress	7,044
Other Tangible Fixed Assets	125,023
Intangible Fixed Assets	284,825
Software	228,412
Other Intangible Fixed Assets	56,413
Deferred Tax Assets	607,920
Customers’ Liabilities for Acceptances and Guarantees	4,733,852
Reserves for Possible Losses on Loans	(684,465)
Reserve for Possible Losses on Investments	(30)

Total Assets	¥154,412,105

Liabilities
Deposits	¥76,175,319
Negotiable Certificates of Deposit	10,088,721
Debentures	3,159,443
Call Money and Bills Sold	6,693,712
Payables under Repurchase Agreements	11,511,019
Guarantee Deposits Received under Securities Lending Transactions	6,927,740
Commercial Paper	30,000
Trading Liabilities	8,313,072
Borrowed Money	4,818,895
Foreign Exchange Liabilities	222,652
Short-term Bonds	787,784
Bonds and Notes	4,052,189
Due to Trust Accounts	1,119,946
Other Liabilities	9,795,054
Reserve for Bonus Payments	43,375
Reserve for Employee Retirement Benefits	36,019
Reserve for Director and Corporate Auditor Retirement Benefits	7,057
Reserve for Possible Losses on Sales of Loans	50,895
Reserve for Contingencies	14,095
Reserve for Frequent Users Services	8,349
Reserve for Reimbursement of Deposits	9,614
Reserves under Special Laws	2,680
Deferred Tax Liabilities	11,354
Deferred Tax Liabilities for Revaluation Reserve for Land	105,096
Acceptances and Guarantees	4,733,852

Total Liabilities	148,717,945

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,093
Retained Earnings	1,476,129
Treasury Stock	(2,507)

Total Shareholders’ Equity	3,425,680

Net Unrealized Gains on Other Securities, net of Taxes	401,375
Net Deferred Hedge Gains, net of Taxes	5,985
Revaluation Reserve for Land, net of Taxes	147,467
Foreign Currency Translation Adjustments	(78,394)

Total Valuation and Translation Adjustments	476,434

Minority Interests	1,792,045

Total Net Assets	5,694,159

Total Liabilities and Net Assets	¥154,412,105

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

		Millions of yen
Ordinary Income	¥	¥4,523,510
Interest Income	2,864,796
Interest on Loans and Bills Discounted	1,507,449
Interest and Dividends on Securities	671,783
Interest on Call Loans and Bills Purchased	12,847
Interest on Receivables under Resale Agreements	460,390
Interest on Securities Borrowing Transactions	46,492
Interest on Due from Banks	73,783
Other Interest Income	92,049
Fiduciary Income	64,355
Fee and Commission Income	596,759
Trading Income	249,076
Other Operating Income	294,356
Other Ordinary Income	454,165

Ordinary Expenses		4,126,390
Interest Expenses	1,801,156
Interest on Deposits	581,601
Interest on Negotiable Certificates of Deposit	127,984
Interest on Debentures	23,746
Interest on Call Money and Bills Sold	58,020
Interest on Payables under Repurchase Agreements	606,806
Interest on Securities Lending Transactions	70,596
Interest on Commercial Paper	78
Interest on Borrowed Money	70,255
Interest on Short-term Bonds	7,970
Interest on Bonds and Notes	90,253
Other Interest Expenses	163,841
Fee and Commission Expenses	102,233
Trading Expenses	192,927
Other Operating Expenses	312,094
General and Administrative Expenses	1,124,527
Other Ordinary Expenses	593,450

Ordinary Profits		397,120
Extraordinary Gains		125,571
Gains on Disposition of Tangible Fixed Assets	9,915
Recovery on written-off Claims	39,832
Reversal of Reserves for Possible Losses on Loans	75,779
Other Extraordinary Gains	43

Extraordinary Losses		36,629
Losses on Disposition of Tangible Fixed Assets	8,215
Losses on Impairment of Fixed Assets	2,698
Provision for Reserve for Contingent Liabilities from Financial Instruments and Exchange	0
Amortization of Goodwill of Security Subsidiary	25,715

Income before Income Taxes and Minority Interests		486,062
Income Taxes:
Current		32,212
Deferred		118,546
Minority Interests in Net Income		24,079

Net Income		¥311,224

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408
Effect of Unification of Accounting Policies Applied to Foreign Subsidiaries	¥—	¥—	¥2,867	¥—	¥2,867	¥—	¥—	¥—	¥—	¥—	¥—	¥2,867
Changes during the fiscal year
Cash Dividends	—	—	(101,229)	—	(101,229)	—	—	—	—	—	—	(101,229)
Net Income	—	—	311,224	—	311,224	—	—	—	—	—	—	311,224
Repurchase of Treasury Stock	—	—	—	(150,464)	(150,464)	—	—	—	—	—	—	(150,464)
Disposition of Treasury Stock	—	—	(1)	100	98	—	—	—	—	—	—	98
Cancellation of Treasury Stock	—	—	(180,189)	180,189	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	3,148	—	3,148	—	—	—	—	—	—	3,148
Effect of Exclusion of an Affiliate from the Scope of the Equity Method	—	(16)	—	—	(16)	—	—	—	—	—	—	(16)
Effect of Decrease in the Equity Position of an Affiliate	—	(0)	—	—	(0)	—	—	—	—	—	—	(0)
Increase in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	(3)	(3)	—	—	—	—	—	—	(3)
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(1,149,253)	117,028	(3,148)	(39,429)	(1,074,803)	(21,070)	(1,095,873)

Total Changes during the fiscal year	—	(16)	32,951	29,822	62,757	(1,149,253)	117,028	(3,148)	(39,429)	(1,074,803)	(21,070)	(1,033,116)

Balance as of March 31, 2008	¥1,540,965	¥411,093	¥1,476,129	¥(2,507)	¥3,425,680	¥401,375	¥5,985	¥147,467	¥(78,394)	¥476,434	¥1,792,045	¥5,694,159

[NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

Amounts less than one million yen are rounded down.

BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND PRINCIPLES OF CONSOLIDATION

1.	Definitions of majority-owned subsidiary, other subsidiary and affiliate conform to Article2, Paragraph 8 of the Banking Law and Article 4-2 of the Banking Law Enforcement Ordinance.

2.	Scope of Consolidation

(a)	Number of majority-owned consolidated subsidiaries and other consolidated subsidiaries: 146

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Corporate Bank (China), Ltd. and twenty-two other companies were newly consolidated upon their establishment and so on.

During the period, UC Card Co., Ltd. and nine other companies were excluded from the scope of consolidation as a result of partial disposal of their shares, and other factors.

(b)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries: 0

3.	Application of the Equity Method

(a)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries under the equity method: 0

(b)	Number of affiliates under the equity method: 21

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

During the period, UC Card Co., Ltd. and four other companies were newly included in the scope of the equity method.

During the period, Japan Mortgage Co., Ltd. and two other companies were excluded from the scope of the equity method as a result of the disposal of its shares, and other factors.

(c)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries not under the equity method: 0

(d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains(Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

4.	Fiscal Years of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

(a)	Balance sheet dates of majority-owned consolidated subsidiaries and other consolidated subsidiaries are as follows:

October 31	1 company
December 31	58 companies
March 31	63 companies
The day before the last business day of June	24 companies

(b)	Majority-owned consolidated subsidiaries and other consolidated subsidiaries with balance sheet dates of October 31 and the day before the last business day of June were consolidated based on their tentative financial statements as of and for the period ended December 31. Other majority-owned consolidated subsidiaries and other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

5.	Evaluation of Assets and Liabilities of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

Assets and liabilities of majority-owned consolidated subsidiaries and other consolidated subsidiaries, including the portion attributable to minority shareholders, are valued at fair value as of the respective date of acquisition.

6.	Amortization of Goodwill and Negative Goodwill

Goodwill of Mizuho Securities Co., Ltd. was entirely amortized in the fiscal year ended March 31, 2008, in accordance with the devaluation of its stocks. As for other Goodwill and Negative Goodwill, the entire amount is amortized in the period of occurrence as the amount has no material impact on MHFG’s consolidated financial statements.

7. Accounting Methods

(1)	Valuation of Trading Assets and Liabilities and Recording of Income and Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair values, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2)	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(Additional Information)

Net Unrealized Gains/ Losses on Other Securities, net of Taxes have been receiving greater focus because of the considerable change in the market circumstances these days, and the values of securities deemed as market prices such as those obtained from brokers and financial information vendors have been more available. Hence, taking into account the convergence of global accounting standards, if the values deemed as market prices could be obtained by the reasonable estimate, Other Securities formerly measured at acquisition cost as securities without fair values are measured at such values. This valuation decreases Securities by ¥49,948 million, Net unrealized Gains/Losses on Other Securities, net of Taxes by ¥36,246 million, respectively, and increases Other Debt Purchased by ¥152 million and Deferred Tax Assets by ¥13,549 million, respectively, on the consolidated balance sheet. Among Other Securities valued at acquisition cost, Reserves for Possible Losses on Loans are provided for the bonds which are issued by private placement (Article 2 Paragraph 3 of the Financial Instruments and Exchange Law) .

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

(3) Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(4) Depreciation

(a)Tangible Fixed Assets

Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method, and the applicable share of estimated annual depreciation costs for the period is recorded based on the following range of useful lives.

Buildings: 3 years to 50 years

Equipment: 2 years to 20 years

(Changes in Basis for Presentation and Principles of Preparation of Financial Statements)

In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests decreased by ¥2,211 million compared with the corresponding amounts under the previously applied method.

(Additional Information)

As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥1,687 million compared with the corresponding amounts under the previously applied method.

(b) Intangible Fixed Assets

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(5)	Deferred Assets

(a) Bond issuance costs

Bond issuance costs are expensed at issuance of each bond.

(b) Debenture issuance costs

Debenture issuance costs are expensed as incurred. Debenture issuance costs booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method within a certain period by applying the previous accounting method based on the tentative measure stipulated in “Tentative Solution on Accounting for Deferred Assets” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 19, August 11, 2006).

(c) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheet.

Bond discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

(6)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims, net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims, net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥515,809 million.

The claims above include corporate bonds which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) and others.

Other majority-owned consolidated subsidiaries and other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(7)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company. Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which was made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥45,939 million.

(8)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(9)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

(10)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement pension payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

(11)	Reserve for Possible Losses on Sales of Loans

(Additional Information)

Reflecting the considerable changes in the market circumstances these days, Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(12)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

(13)	Reserve for Frequent Users Services

Reserve for Frequent Users Services is provided mainly to meet the future use of points of Mizuho Mileage Club at the amount deemed necessary based on the reasonable estimate of the future usage of points.

(Changes in Presentation of Financial Statements)

While the Reserve was formerly included within Other Liabilities because of its limited materiality, it has been stated independently from this fiscal year due to its increased materiality with the increase in the number of members.

Reserve for Frequent Users Services formerly included within Other Liabilities on the consolidated balance sheet as of March 31, 2007 was ¥ 3,773 million.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal.

(Changes in Basis for Presentation and Principles of Preparation of Financial Statements)

In accordance with “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserves defined under the Special Law and Reserve for Directors and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee report No.42, April 13, 2007) effective from the fiscal year 2007, MHFG has adopted the report from this fiscal year. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests both decreased by ¥9,614 million compared with the corresponding amounts under the previously applied method.

(15) Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange of ¥2,680 million. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

Reserve for Contingent Liabilities from Futures Transactions and Reserve for Contingent Liabilities from Securities Transactions, which were recognized under Article 81 of the Financial Futures Transaction Law and under Article 51 of the Securities and Exchange Law respectively, are stated as Reserve for Contingent Liabilities from Financial Instruments and Exchange from this fiscal year because of the enforcement of the Financial Instruments and Exchange Law on September 30, 2007.

(Changes in Presentation of Financial Statements)

With the revision of the appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 60, August 8, 2007) and the enforcement of the revision on September 30, 2007, Reversal of Reserve for Contingent Liabilities from Futures Transactions, formerly recorded in Extraordinary Gains, and Provision for Reserve for Contingent Liabilities from Securities Transactions, formerly recorded in Extraordinary Losses, are recorded in Extraordinary Losses as Provision for Reserve for Contingent Liabilities from Financial Instruments and Exchange from this consolidated fiscal year.

(16) Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic majority-owned consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the majority-owned consolidated subsidiaries and other consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

(17) Lease Transactions

Finance leases of MHFG and domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries that do not involve transfer of ownership to the lessee are accounted for as operating leases.

(18) Hedge Accounting

(a) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge for a large volume of small-value monetary claims and liabilities of domestic majority-owned consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for by the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes, at the end of the fiscal year were ¥154,316 million and ¥143,643 million, respectively.

(b) Foreign Exchange Risk

Domestic majority-owned consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary claims and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary claims and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in majority-owned consolidated subsidiaries and other consolidated subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

(19) Consumption Taxes and other

With respect to MHFG and its domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES IN BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements)

Given that the “Practical Solutions on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ Report No. 18, May 17, 2006) can be adopted from the fiscal year beginning on or before March 31, 2008, MHFG has adopted the new standards commencing with this fiscal year. The effect of this adoption on the consolidated statement of income is immaterial.

(Accounting Standards for Financial Instruments)

The definitions of securities in “Accounting Standards for Financial Instruments” (ASBJ Statement No. 10) and in “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Laws and Regulations Committee Report No. 14) were partially revised on June 15, 2007 and on July 4, 2007 respectively, which is applicable from the fiscal year ending on or after the enforcement date of the Financial Instruments and Exchange Law. MHFG has adopted the revised standards and guidelines commencing with this fiscal year.

(Practical Guidelines for Tax Effects on Consolidated Financial Statements)

As for the tax effects of sales of investments (such as subsidiaries’ stocks) within the Group, MHFG has adopted Paragraph 30-2 of “Practical Guidelines for Tax Effects on Consolidated Financial Statements” (JICPA Laws and Regulations Committee Report No. 6, March 29, 2007) from this fiscal year. The effect of this application on the consolidated balance sheet is immaterial.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Securities include shares of ¥95,493 million and investments of ¥421 million in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,794 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥7,435,947 million, securities re-loaned was ¥24 million and securities neither repledged nor re-loaned was ¥6,535,867 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥27,769 million and Non-Accrual Delinquent Loans of ¥434,330 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96 Paragraph 1 Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥8,492 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥695,144 million

Restructured Loans represent loans of which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,165,736 million

The amounts given in Notes 3 through 6 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value of these bills amounted to ¥826,360 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥5,395,565 million
Securities:	¥12,510,007 million
Loans and Bills Discounted:	¥5,347,130 million
Other Assets:	¥13,565 million
Tangible Fixed Assets:	¥133 million

The following liabilities were collateralized by the above assets:

Deposits:	¥921,280 million
Call Money and Bills Sold:	¥2,230,560 million
Payables under Repurchase Agreements:	¥5,877,444 million
Guarantee Deposits Received under Securities Lending Transactions:	¥6,174,017 million
Borrowed Money:	¥2,975,997 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥9,185 million, Trading Assets of ¥421,623 million, Securities of ¥2,529,793 million and Loans and Bills Discounted of ¥604,444 million.

None of the assets was pledged as collateral in connection with borrowings by majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥122,807 million, collateral pledged for derivatives transactions of ¥1,172,978 million, margins for futures transactions of ¥20,782 million and other guarantee deposits of ¥13,448 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥55,431,471 million. Of this amount, ¥46,637,717 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic majority-owned consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3 Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2 Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥114,251 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥704,635 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥40,229 million.

13.	Borrowed Money includes subordinated borrowed money of ¥791,061 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes include subordinated bonds of ¥2,135,234 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic majority-owned consolidated trust banking subsidiaries, are ¥908,537 million and ¥86,775 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥ 1,438,495 million.

17.	Net Assets per share of common stock: ¥254,722.01

18.	In addition to Fixed Assets booked on the consolidated balance sheet, certain computers are used on the basis of finance lease contracts that do not involve transfer of ownership to the lessee.

19.	Projected pension benefit obligations etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,171,273)
Plan Assets (fair value)	1,295,219

Unfunded Retirement Benefit Obligations	123,946
Unrecognized Actuarial Differences	405,558

Net Amounts on Consolidated Balance Sheet	¥529,505
Prepaid Pension Cost	565,524
Reserve for Employee Retirement Benefits	(36,019)

20.	(Subsequent events) The redemption of Preferred Securities

The Board of Directors of MHFG resolved on April 18, 2008 to redeem preferred securities issued by MHFG’s overseas special purpose subsidiaries, as described below.

(1)	Issuer
(a)	Mizuho Preferred Capital (Cayman) 5 Limited
(b)	Mizuho Preferred Capital (Cayman) 6 Limited
(c)	Mizuho Preferred Capital (Cayman) 7 Limited
(d)	Mizuho Preferred Capital Company L.L.C.
(e)	Mizuho JGB Investment L.L.C.

(2)	Type of securities
Non-cumulative Perpetual Preferred Securities

(3)	Aggregate redemption amount

(a)		¥45,500 million
(b)	(i) Series A	¥19,500 million
	(ii) Series B	¥ 2,500 million
(c)		¥51,000 million
(d)		US$1,000 million
(e)		US$1,600 million

(4)	Scheduled redemption date
June 30, 2008

(5)	Reason for the redemption
Arrival of optional redemption date

21.	(Subsequent events) The postponement of merger of Securities Subsidiaries

Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd. have been postponing the effective date of merger based on the merger agreement signed on March 29, 2007, initially from January 1, 2008 to May 7, 2008, and then to the earliest possible date in 2009.

Further, the respective board meetings of the two companies held on April 28, 2008, reconfirmed the basic policies and points in relation to proceeding with the merger, canceled the agreement mentioned above, and decided to sign a new “Basic Agreement for Merger” which sets the effective date of merger on May 7, 2009.

NOTES TO CONSOLIDATED STATEMENT OF INCOME

1.	Other Ordinary Income includes gains on sales of stocks of ¥343,965 million.

2.	Other Ordinary Expenses includes losses on write-offs of loans of ¥128,089 million, losses on devaluation of stocks of ¥102,621 million, a loss of ¥95,289 million incurred in relation to receipt of securitized products as a substitution payment of loans provided by the Group’s domestic majority-owned banking subsidiary to an overseas ABCP conduit, provision for Reserve for Possible Losses on Sales of Loans of ¥50,895 million, provision for Reserve for Possible Losses on Investments of ¥45,939 million, related with the discontinuation of business regarding credit investments primarily in Europe which was made as an alternative to loans by the Group’s domestic majority-owned banking subsidiary.

3.	Amortization of Goodwill of Securities Subsidiary included in Extraordinary Losses is the amortization of Goodwill of Mizuho Securities Co., Ltd. in accordance with the devaluation of its stocks.

4.	Net Income per share of common stock for the fiscal year: ¥25,370.25

5.	Diluted Net Income per share of common stock for the fiscal year: ¥24,640.00

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2008	Remarks
Issued shares

Common stock	11,872	—	475	11,396	*1

Eleventh Series Class XI Preferred Stock	943	—	—	943
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	12,852	—	475	12,376

Treasury stock

Common stock	265	215	476	4	*2

Total	265	215	476	4

*1.	Decreases are due to cancellation of treasury stock (common stock).
*2.	Increases are due to repurchase of treasury stock (215 thousand shares of common stock) and repurchase of fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (475 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

2.	Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Cash dividends paid during the fiscal year ended March 31, 2008

Resolution			Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 26, 2007		Common Stock	83,081	7,000	March 31, 2007	June 26, 2007
(	Ordinary General Meeting of Shareholders	)	Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2007
			Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2007
	Total			103,056

Cash dividends with record dates falling in the fiscal year ended March 31, 2008 and effective dates coming after the end of the fiscal year

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 26, 2008.

Resolution			Types	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 26, 2008		Common Stock	113,922	Retained Earnings	10,000	March 31, 2008	June 26, 2008
			Eleventh Series Class XI Preferred Stock	18,874	Retained Earnings	20,000	March 31, 2008
(	Ordinary General Meeting of Shareholders	)	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30,000	March 31, 2008

[Translation]

Report of Independent Auditors

May 13, 2008

The Board of Directors of Mizuho Financial Group, Inc.

Ernst & Young ShinNihon

Naoki Matsumura Certified Public Accountant Designated and Operating Partner

Mutsuo Emi Certified Public Accountant Designated and Operating Partner

Tetsuya Mogi Certified Public Accountant Designated and Operating Partner

Noboru Miura Certified Public Accountant Designated and Operating Partner

In accordance with Article 444, Paragraph 4 of the Company Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2007 to March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year from April 1, 2007 to March 31, 2008 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

[Translation]

Audit Report on the Consolidated Financial Statements

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statements of changes in shareholders’ equity and notes to the consolidated financial statements) for the 6th fiscal year from April 1, 2007 to March 31, 2008, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has received from the Directors, employees and other related persons reports on the consolidated financial statements and, when necessary, requested explanations regarding such reports.

In addition, the Corporate Auditors monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 159 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification.

2.	Audit Results

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon, the independent auditors, are fair and reasonable.

May 14, 2008

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshiaki Sugita)	(seal)
Full time Corporate Auditor	(Shigeru Yamamoto)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masahiko Kadotani)	(seal)

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008

Millions of yen
Assets
Current Assets
Cash and Due from Banks	¥10,440
Advances	4
Prepaid Expenses	3,527
Accounts Receivable	160,990
Other Current Assets	1,131
Total Current Assets	176,094
Fixed Assets
Tangible Fixed Assets	1,283
Buildings	221
Equipment	1,062
Intangible Fixed Assets	3,972
Trademarks	94
Software	3,510
Other Intangible Fixed Assets	367
Investments	4,477,571
Investment Securities	2
Investments in Subsidiaries and Affiliates	4,471,185
Other Investments	6,383
Total Fixed Assets	4,482,828

Total Assets	¥4,658,922

Liabilities
Current Liabilities
Short-term Borrowings	¥1,000,000
Short-term Bonds	140,000
Accounts Payable	902
Accrued Expenses	774
Accrued Corporate Taxes	128
Deposits Received	222
Reserve for Bonus Payments	248
Total Current Liabilities	1,142,276
Non-Current Liabilities
Deferred Tax Liabilities	638
Reserve for Employee Retirement Benefits	963
Reserve for Director and Corporate Auditor Retirement Benefits	527
Other Non-Current Liabilities	1,669
Total Non-Current Liabilities	3,800

Total Liabilities	1,146,076

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965
Capital Surplus
Capital Reserve	385,241
Total Capital Surplus	385,241
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,584,764
Retained Earnings Brought Forward	1,584,764
Total Retained Earnings	1,589,114
Treasury Stock	(2,447)

Total Shareholders’ Equity	3,512,873

Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	(27)

Total Valuation and Translation Adjustments	(27)

Total Net Assets	3,512,845

Total Liabilities and Net Assets	¥4,658,922

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

	Millions of yen
Operating Income	¥
Cash Dividends Received from Subsidiaries and Affiliates		770,832
Fee and Commission Income Received from Subsidiaries and Affiliates		35,686
Total Operating Income		806,519
Operating Expenses
General and Administrative Expenses		19,364
Total Operating Expenses		19,364

Operating Profits		787,155

Non-Operating Income
Interest on Deposits		100
Interest on Securities		69
Rent Received		2
Other Non-Operating Income		133
Total Non-Operating Income		306
Non-Operating Expenses
Interest Expenses		13,363
Interest on Short-term Bonds		1,432
Other Non-Operating Expenses		29
Total Non-Operating Expenses		14,825

Ordinary Profits		772,635

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries		38,254
Other Extraordinary Gains		361
Total Extraordinary Gains		38,616
Extraordinary Losses
Other Extraordinary Losses		370
Total Extraordinary Losses		370

Income before Income Taxes		810,882

Income Taxes:
Current		11
Deferred		(131)

Net Income		¥811,002

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2008

	Millions of yen
	Shareholders’ Equity								Valuation and Translation Adjustments	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus		Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes
		Capital Reserve	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance as of March 31, 2007	¥1,540,965	¥385,241	¥385,241	¥4,350	¥1,247,876	¥1,252,226	¥(2,037)	¥3,176,394	¥9	¥3,176,404

Changes during the fiscal year
Cash Dividends	—	—	—	—	(103,056)	(103,056)	—	(103,056)	—	(103,056)
Net Income	—	—	—	—	811,002	811,002	—	811,002	—	811,002
Repurchase of Treasury Stock	—	—	—	—	—	—	(371,565)	(371,565)	—	(371,565)
Disposition of Treasury Stock	—	—	—	—	(1)	(1)	100	98	—	98
Cancellation of Treasury Stock	—	—	—	—	(371,055)	(371,055)	371,055	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	(37)	(37)

Total Changes during the fiscal year	—	—	—	—	336,888	336,888	(409)	336,478	(37)	336,441

Balance as of March 31, 2008	¥1,540,965	¥385,241	¥385,241	¥4,350	¥1,584,764	¥1,589,114	¥(2,447)	¥3,512,873	¥(27)	¥3,512,845

[NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS]

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1.	Valuation of Securities

Investments in subsidiaries and affiliates and Other Securities which do not have readily determinable fair value are stated at acquisition cost and determined by the moving average method.

2.	Depreciation and Amortization of Fixed Assets

(a)	Tangible Fixed Assets

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.

Buildings: 4 years to 47 years

Equipment: 2 years to 17 years

(Changes in Basis for Presentation and Principles of Preparation of Non-Consolidated Financial Statements)

In accordance with the revision of the Corporate Tax Law of 2007, depreciation of the tangible fixed assets acquired on or after April 1, 2007 is computed by the procedure stipulated in the revised law. The effect on the non-consolidated balance sheet is immaterial.

(Additional Information)

As for the tangible fixed assets acquired before April 1, 2007 and depreciated to their final depreciable limit, the salvage values of them are depreciated using the straight-line method in the following five fiscal years. The effect on the non-consolidated balance sheet is immaterial.

(b)	Intangible Fixed Assets

Trademarks are amortized under the straight-line method over ten years.

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3.	Reserves

(a)	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(b)	Reserve for Employee Retirement Benefits, which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the employees of the respective fiscal year.

(c)	Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors and corporate auditors, is recorded as the required amount at the end of the fiscal year, based on internally established standards.

4.	Leases

Finance leases that do not involve transfer of ownership to the lessee are accounted for as operating leases.

5.	Consumption Taxes and Local Consumption Taxes

Consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES IN PRESENTATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

Until the previous fiscal year, “Interest on Deposits” was included in and presented as “Other Non-Operating Income.” Commencing with this fiscal year, “Interest on Deposits” is separately stated due to its increased materiality.

The amount of “Interest Income “ at the end of the previous fiscal year was ¥18 million.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Assets pledged as collateral accounted for ¥3,389 million of Investments.

3.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥1,453 million.

Accumulated amortization of Intangible Fixed Assets amounted to ¥3,739 million.

4.	Guarantee

(a)	MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. The amount of the subordinated guarantee is ¥430,809 million.

(b)	Based upon the regulations of the German Deposit Protection Fund, MHFG has submitted to the Association of German Banks a letter of indemnity to recompense the association regarding deposits of the German branches of Mizuho Corporate Bank, Ltd. and Mizuho Corporate Bank (Germany) Aktiengesellschaft if necessary.

Mizuho Corporate Bank, Ltd.	¥33,124 million
Mizuho Corporate Bank (Germany) Aktiengesellschaft	¥12,965 million

5.	Short-term monetary claims against subsidiaries and affiliates amounted to ¥10,440 million.

Short-term monetary liabilities against subsidiaries and affiliates amounted to ¥1,000,155 million.

Long-term monetary claims against subsidiaries and affiliates amounted to ¥18 million.

Long-term monetary liabilities against subsidiaries and affiliates amounted to ¥1,669 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Transactions with subsidiaries and affiliates

Operating transactions
Operating Income	¥806,519 million
Operating Expenses	¥4,160 million
Other than operating transactions	¥52,022 million

3.	Other Non-Operating Income includes interest on the refund of withholding tax and others of ¥89 million.

4.	Other Extraordinary Losses include expenses of ¥356 million related to the establishment of internal control systems.

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1.	Amounts less than one million yen are rounded down.

2.	Types and number of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2007	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2008	Remarks
Treasury stock
Common stock	3	476	476	3	*

Total	3	476	476	3

*       Increases are due to repurchase of treasury stock (475 thousand shares of common stock) and fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (475 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

NOTES TO DEFERRED TAXES

Breakdown of Deferred Tax Assets / Liabilities

Millions of yen
Deferred Tax Assets
Investments in Subsidiaries and Affiliates	¥1,384,968
Tax Losses Carried Forward	515,228
Other	955
Sub-total of Deferred Tax Assets	1,901,152
Valuation Allowance	(1,900,674)
Total Deferred Tax Assets	477
Deferred Tax Liabilities
Prepaid Pension Cost	(1,116)
Total Deferred Tax Liabilities	(1,116)
Net Deferred Tax Assets (Liabilities)	¥(638)

NOTES TO FIXED ASSETS USED ON THE BASIS OF FINANCE LEASE CONTRACTS

In addition to Fixed Assets booked on the non-consolidated balance sheet, equipment (including vehicles) is used on the basis of finance lease contracts that do not involve transfer of ownership to the lessee.

NOTES TO PER SHARE INFORMATION

1.	Total Net Assets per Share of Common Stock is based on the following information:

Total Net Assets per Share of Common Stock		¥220,538.65
Total Net Assets	¥ million	3,512,845
Deductions from Total Net Assets	¥ million	1,000,405
Paid-in Amount of Preferred Stock	¥ million	(980,430)
Cash Dividends on Preferred Stock	¥ million	(19,975)
Net Assets (year-end) related to Common Stock	¥ million	2,512,440

Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	11,392

2.	Net Income per Share of Common Stock is based on the following information:

Net Income per Share of Common Stock		¥68,658.41
Net Income	¥ million	811,002
Amount not attributable to Common Stock	¥ million	19,975
Cash Dividends on Preferred Stock	¥ million	(19,975)
Net Income related to Common Stock	¥ million	791,027

Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,521

[Translation]

Report of Independent Auditors

May 13, 2008

The Board of Directors of Mizuho Financial Group, Inc.

Ernst & Young ShinNihon

Naoki Matsumura
Certified Public Accountant
Designated and Operating Partner

Mutsuo Emi
Certified Public Accountant
Designated and Operating Partner

Tetsuya Mogi
Certified Public Accountant
Designated and Operating Partner

Noboru Miura
Certified Public Accountant
Designated and Operating Partner

In accordance with Article 436, Paragraph 2, Clause 1 of the Company Law, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 6th fiscal year from April 1, 2007 to March 31, 2008. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company applicable to the 6th fiscal year from April 1, 2007 to March 31, 2008 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 6th fiscal year from April 1, 2007 to March 31, 2008, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor monitored and examined the content of resolutions made by the Board of Directors regarding the establishment of structures, to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures as provided for in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately. Moreover, each Corporate Auditor monitored and examined the status of such structures that have been established in compliance with such resolutions (internal control systems). As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors also monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 159 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders’ equity and notes to the non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon, the independent auditors, are fair and reasonable.

May 14, 2008

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshiaki Sugita)	(seal)
Full time Corporate Auditor	(Shigeru Yamamoto)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masahiko Kadotani)	(seal)

Announcement Regarding Setting up a Limit for Repurchase of Own Stock

We, Mizuho Financial Group, Inc., after receipt of (i) the Audit Report prepared by the Board of Corporate Auditors with respect to the non-consolidated financial statements and the business report, and the supplementary schedules thereof, and (ii) the Audit Report prepared by the Board of Corporate Auditors with respect to the consolidated financial statements, resolved the following matters at the meeting of the Board of Directors, which were subsequently announced to the public.

Setting up a Limit for Repurchase of Own Stock

We, at the meeting of the Board of Directors held on May 15, 2008, set up a limit for repurchasing our common stock up to the maximum amount of JPY 150 billion as described below. As with the repurchase that we conducted last year, this repurchase will be made for the purpose of offsetting the potential dilutive effect due to the commencement of the conversion period for the Eleventh Series Class XI Preferred Stock from July 1, 2008.

Details of Repurchase

(1)	Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

(2)	Aggregate number of shares to be repurchased:

Up to a maximum of 600,000 shares

(3)	Aggregate amount of repurchase:

Up to a maximum of JPY 150 billion

(4)	Period of repurchase:

From June 10, 2008 to November 30, 2008

We plan to cancel all the common shares repurchased, except shares that we assign for the exercise of stock compensation type stock options (stock acquisition rights) to be issued in the future.

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

	(Billions of yen)
		Fiscal 2007	Change	Fiscal 2006
Consolidated Gross Profits	1	1,660.9	(456.4)	2,117.3
Net Interest Income		1,063.6	(26.6)	1,090.2
Fiduciary Income		64.3	(2.6)	66.9
Credit Costs for Trust Accounts		—	—	—
Net Fee and Commission Income		494.5	(56.5)	551.1
Net Trading Income		56.1	(205.3)	261.5
Net Other Operating Income		(17.7)	(165.2)	147.5
General and Administrative Expenses	2	(1,124.5)	(32.9)	(1,091.6)
Personnel Expenses		(461.4)	(6.8)	(454.6)
Non-Personnel Expenses		(606.2)	(24.4)	(581.7)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(201.7)	(59.0)	(142.6)
Net Gains (Losses) related to Stocks	4	253.3	362.8	(109.5)
Equity in Income from Investments in Affiliates	5	9.0	(0.2)	9.3
Other	6	(199.9)	(165.2)	(34.7)

Ordinary Profits	7 (Total of 1-6)	397.1	(351.0)	748.1

Net Extraordinary Gains	8	88.9	(137.7)	226.7
Reversal of Reserves for Possible Losses on Loans, etc.		118.6	16.2	102.4
Income before Income Taxes and Minority Interests	9=7+8	486.0	(488.8)	974.8
Income Taxes-Current	10	(32.2)	11.0	(43.2)
-Deferred	11	(118.5)	105.1	(223.6)
Minority Interests in Net Income	12	(24.0)	62.8	(86.9)

Net Income	13=9+10+11+12	311.2	(309.7)	620.9

* Amounts less than one hundred million yen are rounded down.

Credit-related Costs (including Credit Costs for Trust Accounts)		(83.0)	(42.8)	(40.1)

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Consolidated Capital Adequacy Ratio (BIS Standard)

	(Billions of yen)
	As of March 31, 2008 (Preliminary)	As of March 31, 2007	Change
Risk-based Capital	7,708.3	8,841.3	(1,133.0)
Risk-weighted Assets	65,898.6	70,795.4	(4,896.8)
Capital Adequacy Ratio (%)	11.69	12.48	(0.79)

*	Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

	(Billions of yen)
		Fiscal 2007					Fiscal 2006
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change
Gross Profits	1	942.8	606.3	172.6	1,721.8	21.6	1,700.2
Net Interest Income		606.9	293.6	53.4	954.0	1.4	952.5
Fiduciary Income		—	—	63.0	63.0	(3.1)	66.1
Credit Costs for Trust Accounts		—	—	—	—	—	—
Net Fee and Commission Income		189.0	119.8	42.8	351.7	(49.1)	400.8
Net Trading Income		122.5	245.2	1.1	368.9	239.5	129.4
Net Other Operating Income		24.3	(52.3)	12.1	(15.8)	(167.1)	151.3
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(537.2)	(236.1)	(86.7)	(860.1)	(4.4)	(855.7)
Personnel Expenses		(127.3)	(73.9)	(27.9)	(229.2)	15.6	(244.9)
Non-Personnel Expenses		(376.8)	(148.9)	(55.8)	(581.6)	(20.1)	(561.4)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3=1+2	405.6	370.2	85.8	861.7	17.1	844.5

Reversal of (Providon for) General Reserve for Possible Losses on Loans	4	(12.0)	—	—	(12.0)	5.2	(17.3)

Net Business Profits	5=3+4	393.5	370.2	85.8	849.6	22.3	827.2

Net Non-Recurring Gains (Losses)	6	(171.6)	1.5	(7.1)	(177.2)	77.5	(254.7)
Net Gains (Losses) related to Stocks		49.0	190.3	0.7	240.1	355.5	(115.3)
Expenses related to Portfolio Problems		(182.8)	(26.9)	(5.1)	(214.8)	(103.7)	(111.1)

Ordinary Profits	7=5+6	221.9	371.7	78.7	672.3	99.8	572.4

Net Extraordinary Gains (Losses)	8	17.1	(381.8)	22.0	(342.7)	(578.5)	235.8
Reversal of Reserves for Possible Losses on Loans, etc.		15.4	97.9	21.0	134.3	29.2	105.1
Losses on Devaluation of Stocks of Subsidiary		—	(473.1)	—	(473.1)	(473.1)	—
Income before Income Taxes	9=7+8	239.0	(10.1)	100.7	329.6	(478.7)	808.3
Income Taxes-Current	10	(0.5)	(0.0)	(0.0)	(0.5)	0.0	(0.5)
-Deferred	11	(42.9)	(78.5)	(13.9)	(135.5)	74.0	(209.5)

Net Income	12=9+10+11	195.5	(88.7)	86.7	193.5	(404.7)	598.2

*	Amounts less than one hundred million yen are rounded down.
*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking excludes the amount of Credit Costs for Trust Accounts.

(Reference)

Income before Devaluation of Stocks of Subsidiary	195.5	384.3	86.7	666.6	68.4	598.2

*	Income before Devaluation of Stocks of Subsidiary = Net Income - Losses on Devaluation of Stocks of Subsidiary

Credit-related Costs	(179.4)	70.9	15.8	(92.5)	(69.2)	(23.3)

* Credit-related Costs =	Expenses related to Portfolio Problems + Reversal of (Provision for) General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. “Deposits” and “Loans and Bills Discounted”

	(Billions of yen)
	As of March 31, 2008
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2007
Deposits (including Negotiable Certificates of Deposit)	56,092.9	27,635.4	3,431.4	87,159.8	2,751.3	84,408.5
Loans and Bills Discounted	33,745.8	28,439.6	3,481.3	65,666.7	(1,159.3)	66,826.1

*	Amounts less than one hundred million yen are rounded down.

3. Disclosed Claims under the Financial Reconstruction Law

	(Billions of yen)
	As of March 31, 2008
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2007
Claims against Bankupt and Substantially Bankrupt Obligors	99.5	8.3	29.3	137.3	15.0	122.2
Claims with Collection Risk	311.7	53.4	10.3	375.5	(222.9)	598.4
Claims for Special Attention	239.4	410.5	40.4	690.4	164.4	526.0
Total	650.8	472.2	80.1	1,203.2	(43.4)	1,246.7

*	Amounts less than one hundred million yen are rounded down.
*	Amounts of Mizuho Trust & Banking include trust accounts.

4. Unrealized Gains (Losses) on Other Securities

	(Billions of yen)
	As of March 31, 2008
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2007
Japanese Stocks	63.3	730.1	102.0	895.6	(1,714.2)	2,609.8
Japanese Bonds	(46.6)	(29.1)	(22.8)	(98.6)	58.5	(157.2)
Other	(16.6)	(178.1)	(0.2)	(195.0)	(99.3)	(95.7)
Total	0.0	522.8	79.0	601.9	(1,754.9)	2,356.8

*	Amounts less than one hundred million yen are rounded down.
*	Figures above denote differences between book value and acquisition cost (including amortized cost) of Other Securities which have readily determinable fair value.
*	In addition to “Securities” on the balance sheets, negotiable certificates of deposit in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheets date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheets date.

5. Consolidated Capital Adequacy Ratio(Preliminary)

	(Billions of yen)
	As of March 31, 2008 (Preliminary)
	Mizuho Bank Domestic Standard	Mizuho Corporate Bank BIS Standard	Mizuho Trust & Banking BIS Standard
Risk-based Capital	3,339.6	4,278.8	585.2
Risk-weighted Assets	27,888.8	35,173.0	3,667.7
Capital Adequacy Ratio (%)	11.97	12.16	15.95

*	Amounts less than one hundred million yen are rounded down.

III. Consolidated Financial Data of Mizuho Securities Co., Ltd.

1. Results of Operations

	(Billions of yen)
	Fiscal 2007	Fiscal 2006	Change
Operating Income	223.6	647.2	(423.6)
Net Operating Income	(296.5)	165.4	(462.0)
Operating Profits	(430.2)	45.8	(476.1)
Ordinary Profits	(433.6)	46.3	(479.9)
Net Income	(418.6)	26.9	(445.6)

*	Amounts less than one hundred million yen are rounded down.

2. Financial Conditions

	(Billions of yen)
	As of March 31, 2008	As of March 31, 2007	Change
Net Assets	331.0	439.2	(108.2)
* Amounts less than one hundred million yen are rounded down. (Reference)
Capital Adequacy Ratio (%) (non-consolidated)	266.9	263.1	3.8